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02055104

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kobe Steel

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 09 2002
THOMSON FINANCIAL

FILE NO. 82- 3371 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
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OICF/BY: dlw

DATE : 10/2/02

82-3571

AR/S
3-31-02

KOBE STEEL ANNUAL REPORT 2002

Year Ended March 31, 2002

KOBELCO

KOBE STEEL, LTD.

Kobe Steel, Ltd. is one of Japan's leading steelmakers and producers of aluminum and copper products. Other major business segments are machinery, construction machinery and real estate.

Kobe Steel has numerous consolidated subsidiaries and equity-valued affiliates in Japan, the Americas, Asia, and Europe.

KOBELCO is the corporate mark used by Kobe Steel on a variety of products and in the names of a number of Group companies. Behind the KOBELCO mark is Kobe Steel's commitment to excellence and quality.

C O N T E N T S

Consolidated Financial Highlights

Years ended March 31, 2002 and 2001	Millions of yen		Percent change	Thousands of U.S. dollars
	2002	2001	2002/2001	2002
For the year:				
Net sales	¥1,198,014	¥1,373,091	-12.8%	$8,990,724
Operating income	35,499	106,404	-66.6%	266,409
Loss before income taxes	(31,428)	(5,334)	—	(235,857)
Net income (loss)	(28,519)	6,504	—	(214,026)
Depreciation	86,915	106,990	-18.8%	652,270
At year end:				
Total assets	2,045,303	2,131,123	-4.0%	15,349,366
Total stockholders' equity	280,685	263,362	6.6%	2,106,454

	Yen		U.S. dollars
	2002	2001	2002
Net income (loss) per 1,000 shares	¥(10,068)	¥2,299	$(75.56)

For convenience only, U.S. dollar amounts in this report have been translated from Japanese yen at the rate of ¥133.25 to US$1, the rate of exchange prevailing on March 31, 2002.

Total Assets (Billion ¥)


98
2,398.1
99
2,270.3
00
2,124.8
01
2,131.1
02
2,045.3

Total Stockholders' Equity (Billion ¥)


98
365.3
99
327.1
00
271.5
01
263.4
02
280.7

Net Worth Ratio (%)


98
15.2
99
14.4
00
12.8
01
12.4
02
13.7

Message from the President



In fiscal 2001, the Japanese economy continued to deteriorate due to slumping exports, weak private-sector capital investment, stagnant personal consumption, and curtailed public-sector investment.

In this operating environment, Kobe Steel's consolidated sales fell 12.8%, to ¥1,198.0 billion, and operating income dropped 66.6%, to ¥35.5 billion, owing mainly to plummeting steel prices and the sale of a semiconductor subsidiary. After accounting for losses including the write-down of securities due to the weak stock market and the adoption of a new accounting standard for retirement benefits, net loss amounted to ¥28.5 billion, a worsening from the previous fiscal year.

Results by Business Segment

In the iron and steel business, steel inventories rose sharply in the first half of fiscal 2001 due to weak domestic demand, and market conditions deteriorated significantly. Overseas, the slowdown of the U.S. economy led to anxiety of an oversupply, and the market headed downward. Consequently, although we were able to maintain our volume of steel products, Iron and Steel Segment sales fell 10.5%, to ¥486.4 billion, owing to low steel prices. Operating income dropped 75.8%, to ¥11.3 billion, due to the substantial fall in steel prices coupled with hikes in raw materials prices.

In the Aluminum and Copper Segment, despite growing demand for aluminum can stock, sales of rolled aluminum products fell due to lower sales of aluminum plate for semiconductor manufacturing equipment brought about by sluggish IT demand. Sales of rolled copper products fell due to stagnant demand in the IT and automotive industries; reduced sales of copper strip for semiconductor leadframes and automotive electrical terminals; and weak domestic demand for copper tubing used in air conditioners due to increased overseas production by domestic air conditioner manufacturers. As a result, sales in the Aluminum and Copper Segment fell 5.3%, to ¥256.5 billion, and operating income dropped 35.9%, to ¥8.0 billion.

The Machinery Segment saw a substantial drop in demand for municipal solid waste treatment facilities, and dwindling private-sector capital investment led to reduced orders for compressors and crushers. Overseas orders also fared badly due to sluggish plant demand. As a result, overall orders received by the Machinery Segment fell 29.0%, to ¥166.7 billion, with a backlog of orders of ¥196.6 billion. Sales for the segment dipped 2.0%, to ¥232.2 billion. Although sales benefited from higher orders, mainly for municipal solid waste treatment facilities in fiscal 2000, sales from subsidiaries declined. However, operating income rose 120.1%, to ¥3.7 billion, thanks to cost-cutting efforts.

Construction machinery demand dropped considerably due to the decline in public works and private-sector construction. Overseas, the market in China expanded and signs of recovery were apparent in Southeast Asia, but conditions in the United States and Europe remained severe. Under these conditions, the Kobelco Construction Machinery Group worked to reduce fixed and other operating costs and expand overseas sales. However, reduced domestic shipments had a considerable impact on overall sales, which fell 6.4%, to ¥148.3 billion, and operating income declined 64.3%, to ¥1.9 billion.

In the real estate business, the number of new housing starts fell and the market remained sluggish despite such government stimulation measures as the extension of housing tax breaks and continued low interest rates. As a result, Real Estate Segment sales fell 23.7%, to ¥45.0 billion, and operating income went down 41.6%, to ¥8.0 billion, due to sluggish demand and lower sales prices brought about by significant drops in land prices.

In our Other Businesses Segment, sales dropped 49.6%, to ¥82.2 billion, and operating income fell 96.9%, to ¥900 million, mainly due to the sale of a semiconductor subsidiary.

Restructuring our Businesses

While undertaking the "selection and consolidation" of our businesses, we actively pursued alliances with other companies to sharpen the competitive edge of our core businesses.

In December 2001, Kobe Steel formed an alliance with Nippon Steel Corporation to increase the Company's competitive strength. The goals of the alliance include mutual support in steelmaking, collaboration in product distribution and raw material procurement, cooperation between nearby operations in supply procurement and equipment maintenance, and effective utilization of equipment between group companies. The alliance could expand should the two companies find other areas of mutual advantage.

We also signed a technology agreement with Austria's voestalpine Stahl GmbH that covers high strength automotive steel sheet and other coated steel sheet. In a similar move, we have been collaborating with United States Steel Corporation in automotive steel sheet technology. We are also conducting technical exchanges in specialty steel wire rod and bar for automobiles with Europe's Lucchini Group. Through these formations, we are able to establish a global network to supply high-quality products to automakers worldwide.

In May 2002, Kobe Steel and Kawasaki Steel Corporation agreed to explore areas of collaboration including R&D, production, and procurement of welding consumables.

In our wholesale electricity supply business, a potential core business, the No. 1 Power Plant of our Shinko Kobe Power Station began operating in April 2002. The construction of the No. 2 Power Plant is proceeding smoothly and the plant is scheduled to go on stream in April 2004. With each plant having a generating capacity of 700,000 kilowatts, the two together will be able to produce 1.4 million kilowatts. This is expected to substantially contribute to improving Kobe city's self-sufficiency rate for electricity.

We reorganized our real estate business by merging subsidiary Shinko Kosan, Ltd. in March 2002 with the Company's Land Development Department. This move strengthens our real estate business by integrating the know-how of two operations and effectively utilizing management resources.

Looking Ahead

Looking at the Japanese economy, the falling rate of exports appears to be bottoming out, continued progress is expected in inventory adjustments mainly in the IT industry, and signs of economic recovery are beginning to appear. However, a full-fledged recovery in private-sector capital investment and growth in personal consumption are not expected, and the economic future remains unpredictable.

Amid this environment, we are implementing the following strategies in our three core businesses.

Iron and Steel

We plan to leverage our alliances in the United States and Europe to meet our customers' global procurement needs. To increase our competitiveness, we are focusing on specialty steel, high strength steel sheet, and coated steel sheet—products in which we excel. We are also aggressively cutting costs and pursuing collaboration with Nippon Steel to enhance profitability.

In our wholesale electricity supply business, we are working to ensure stable power generation to build a stronger profit base.

Aluminum and Copper

We are working with Sumitomo Light Metal Industries, Ltd. in the field of extruded aluminum products. In copper sheet and strip, we are cooperating with Mitsubishi Materials Corporation and Mitsubishi Shindoh Co., Ltd. These alliances enhance our competitiveness. Recovery in IT demand is also anticipated to contribute to higher profits. In addition, as demand for aluminum in automobiles grows, we are working to solidify our position as one of Japan's top suppliers of aluminum products.

Machinery

In the growing environmental and energy fields, we are continuing our efforts to increase orders while cutting costs. We are also committed to creating new product lineups and entering new business fields. At the same time, we are refocusing our overseas engineering business, which faces difficult operating markets, by reducing personnel and concentrating on our most competitive products and services.

We strove to make further structural reforms in our operations and achieve an early recovery in our financial performance through our current midterm management plan. However, with the rapid deterioration of the operating environment, the Company implemented "Emergency Measures to Raise Profitability," a two-year plan unveiled in September 2001. This plan calls for lowering employees' salaries, increasing the rate of executive pay cuts, and reducing R&D costs. In addition to the ongoing management plan, the new measures will better enable us to achieve stable profitability, eliminate deficits at an early date, and shrink interest-bearing debt to improve our financial strength.

We also established a Corporate Ethics Committee, a corporate code of ethics, and risk management standards to enhance our corporate governance. To ensure strict observance of the law, we set up a Special Committee for Compliance, which includes outside lawyers, in preparation of a concrete system for compliance management. Through these measures, we are fully committed to establishing a complete compliance check system and promoting corporate governance.

As we embark on becoming a more responsible and more profitable company, we thank you for your understanding and look forward to your continued support.

August 2002

Koshi Mizukoshi
President and
Chief Executive Officer

Review of Operations

Segment Sales (Billion ¥)
For the years ended March 31


1620.8
98.3
80.2
506.3
334.6
601.4
1398.3
116.4
72.5
398.0
286.0
525.4
1335.6
65.9
51.0
100.3
357.0
252.1
509.3
1433.3
38.7
59.1
125.5
158.4
237.0
271.0
543.6
1250.6
82.2
45.0
148.3
232.2
256.5
486.4
1600.0
1400.0
1200.0
1000.0
800.0
600.0
400.0
200.0
0.0
98
99
00
01
02

Notes : These figures include inter-segment sales.

Segment Sales (%)


98 37.1% 20.6% 31.2% 4.9% 6.2%
99 37.6% 20.5% 28.5% 5.2% 8.2%
00 38.1% 18.9% 26.7% 7.5% 3.8% 5.0%
01 37.9% 18.9% 16.5% 11.1% 8.8% 4.1% 2.7%
02 38.9% 20.5% 18.6% 11.9% 3.6% 6.5%
Iron and Steel
Aluminum and Copper
Machinery
Construction Machinery
Electronics and Information
Real Estate
Other Businesses

Iron and Steel Segment

Steel demand slackened in the construction and manufacturing industries due to the sluggish economy and curbs on public-sector investment. In the first half of fiscal 2001, high levels of steel inventories led to a substantial decrease in sales prices. However, in the latter half of fiscal 2001, hefty production decreases brought about steady declines in inventories. The export market continued its downward trend, due to the slowdown in the U.S. economy and increasing market sentiment of a steel glut, but the market bottomed out in the second half of the fiscal year. Thus, prices began to rise toward the end of fiscal 2001 as progress was made in inventory adjustments and the world economy headed toward recovery.

Under these conditions, Kobe Steel was able to maintain its sales volume in exports and in the domestic market. However, worsening economic conditions in Japan led to price decreases, which pushed down steel sales from the previous fiscal year. Robust demand in shipbuilding since fiscal 2000 led to substantial increases in orders for cast and forged marine parts, including crankshafts, and sales soared in fiscal 2001 in comparison to the previous fiscal year. Sales of titanium products reached an all-time high, thanks to heightened demand in Japan from the electrical power, sports, and leisure industries, as well as in nearly all overseas markets. In steel powder products, the languishing North American economy led to market contraction and sales consequently went down. Sales of welding consumables increased, due to firm demand in Japan mainly in shipbuilding coupled with strong demand in Southeast Asia and China. As a result, Kobe Steel's Iron and Steel segment sales fell 10.5%, to ¥486.4 billion, and operating income dropped 75.8%, to ¥11.3 billion.

New Products

Kobe Steel is accelerating product development and application support to meet customers' needs. For the automotive industry, we developed a 100-kilogram class, high strength steel sheet, and leveraged our technologies, including processing, welding, and simulation technologies,







The No. 1 Power Plant at the Kobe Works went on stream in April 2002. The plant has the capacity to generate 700,000 kilowatts of electricity. Nadahama Garden Baden (*right*), a spa facility that utilizes thermal energy generated from the power plant, also opened in April 2002.

to offer improved customer support. For the electrical machinery industry, we commercialized a highperformance heat dissipating coated steel sheet called KOBEHONETSU*. And for the construction field, we introduced Eco-View, a long-life, weathering steel plate for painted bridges.

Kobe Steel undertook investments that sharpen its competitive edge in wire rod, plate and sheet production. We are also upgrading our No. 3 continuous caster at the Kakogawa Works to enhance the quality of a major product—high strength steel sheet.

Group Companies

We turned affiliate company Nippon Koshuha Steel Co., Ltd. into a subsidiary in April 2002, to increase the competitiveness of our bearing steel products, a cornerstone of our specialty steel business. In a move to bolster our wire rope business, the Kobe Steel Group became the main shareholder in Tesac Wirerope Co., Ltd. in April 2001. Furthermore, to become a full-service logistics company for distribution at our steel mills, we plan to combine Shinko Kakogawa Koun Co., Ltd. with Kobelco Logistics, Ltd. in October 2002.

Alliances and Ventures

We entered into an R&D agreement for automotive steel sheet technology with United States Steel Corporation in December 2000. In January 2002, we formed a cooperation alliance with Austria's voestalphine Stahl GmbH in automotive steel sheet technologies. Also in Europe, we formed a strategic global cooperation pact with the Lucchini Group in April 2002 for specialty steel wire rod and bar used in automotive applications. Through these alliances, we have positioned ourselves to serve the global procurement needs of the world automotive industry. Furthermore, PRO-TEC Coating Company in the United States is helping us expand our market share in automotive steel sheet. This joint venture with U.S. Steel is highly regarded in the automobile industry for its quality and technical expertise in hot-dip galvanized steel sheet and high strength steel sheet.

We have taken steps to improve our supply of steel powder in North America and Asia. Subsidiary Kobelco Metal Powder of America, Inc., increased its capacity in 2000, and began producing and marketing SEGLESS™, a graphite segregation-free steel powder, in 2002.

At affiliate Kobe Welding of Korea Co., Ltd., production lines were added, increasing capacity from 600 metric tons to 900 metric tons to meet the huge demand for flux-cored welding wire. Meanwhile, at our Thai affiliate, Thai-Kobe Welding Co. Ltd., a new technology department was established to improve technical services.

IPP Business

In our wholesale power supply business, the No.1 Power Plant of our Shinko Kobe Power Station began operating in April 2002. Construction of the No. 2 Power Plant is on schedule and the plant will go on stream in April 2004. With each facility having a generating capacity of 700,000 kilowatts, the two together will be able to produce 1.4 million kilowatts. This is expected to contribute substantially to the improvement of Kobe city's self-sufficiency rate for electricity, as well as contribute to our future profitability. As the power station is located in the city, careful consideration has been given to address environmental concerns. Our facility has environmental protection equipment that meets Japan's environmental standards.

We are also making the most of our existing infrastructure and production know-how in such areas as energy saving and disaster prevention functions, while contributing to local industries and community development.

Outlook

In fiscal 2002, supply and demand conditions are expected to continue improving, and the domestic market is forecast to finally turn toward recovery. Nevertheless, conditions remain unpredictable. Steel price increases will be entering a crucial stage that requires a cautious balance with steel supply. Overseas supply is tightening up due to recovery in major markets, including the United States and Asia, and progress is being made in inventory adjustments. However, utmost caution must be exercised amid safeguard measures and other trade issues. The operating environment for cast and forged steel products is expected to be severe. Orders for crankshafts, which are traditionally strong performers, are anticipated to go down. However, demand for titanium products is bullish, while steel powder is expected to improve steadily.

Against this backdrop, we are endeavoring to increase steel prices as well as further expand sales of products in which we excel—specialty steel, steel plate for shipbuilding, high strength steel sheet, and welding consumables. We are moving forward with restructuring and cost-cutting measures, pursuing efficient R&D, and strengthening and enhancing overseas production. Together with our Group companies, we are further bolstering our competitive advantages and augmenting our market presence.



KOBEHONETSU* has seven times the heat dissipating capability of conventional electrogalvanized steel sheet. The new coated steel sheet helps disperse the heat generated by electrical devices and home appliances.



The SE Series of solid welding wires have no copper coating, making them environmentally friendly.

*"KOBEHONETSU" Japanese Trademark Application PND.

Aluminum and Copper Segment

In rolled aluminum products, demand for can stock was strong due to high summer temperatures, soaring sales of *happoshu*—a low-malt, beer-like beverage—and the increasing use of aluminum bottles. However, the stagnant IT market led to a substantial decline in demand for aluminum products used in semiconductor manufacturing equipment and office automation equipment. As a result, sales of aluminum products were down from the previous term.

Sales of rolled copper products also fell below that of the previous year. Shipments of copper strip for semiconductor leadframes declined in the IT slump, and domestic demand for copper tubing for air conditioners diminished as domestic air conditioner manufacturers increased overseas production.

Consequently, sales in the Aluminum and Copper segment declined 5.3 %, to ¥256.5 billion. Despite cost cutting measures, operating income fell 35.9 %, to ¥8.0 billion due to reduced sales.

Product Development

Our R&D activities are focused on the core products of aluminum can stock, aluminum fin material and copper tubing for air conditioners, and copper strip for automotive electrical terminals.

In addition, we are developing new products in the promising automotive, electronics, and information industries.

Products developed for the automotive industry include aluminum sheet with outstanding formability and corrosion-resistance properties for use in body panels, highly shock-absorbent extruded aluminum products for frames, extruded aluminum door beams, and aluminum forgings for suspension systems. We are leveraging our expertise in welding, surface treatment, structural analysis for parts design, and processing as well as working to establish low-cost, mass-production technologies to offer a wide variety of aluminum products to automakers in their quest to reduce vehicle weight.

For the electronics and information industries, we have been marketing high strength, high conductivity copper alloys for leadframes, copper alloys for electrical terminals in response to the rising use of electronic components in automobiles, and high-durability aluminum vacuum chambers used in semiconductor and LCD production. We are also aggressively focusing R&D on environmental solutions and have achieved success in reducing waste emissions and waste recycling.

For the past few years we have kept capital investment to a minimum due to sluggish market growth. However, we are increasing our production capacity for products in the automobile and semiconductor markets where medium-term growth is expected, while closely monitoring market trends. During the period under review, we increased production capacity for aluminum forgings for automobiles and aluminum materials used in semiconductor and LCD manufacturing equipment.

Overseas Activities

Our overseas development activities include promoting business development in Asia, where growth is expected mainly in IT industries. In fiscal 2001, we established Kobe Electronics Material (Thailand) Co., Ltd.—the first copper slitting company in Thailand—to meet anticipated semiconductor and automobile demand. In Singapore, we process and market copper strip and leadframes at Singapore Kobe Pte. Ltd. and Kobe Leadframe Singapore Pte. Ltd. Both companies are performing well and are meeting the needs of the promising Asian market.

We are restructuring operations with little synergy. We shut down Kobe Precision Parts (Malaysia) Sdn. Bhd., which processed parts for hard disk drives, and reduced our interest or sold our equity share in a number of aluminum resource projects. In our overseas operations, we are concentrating our management resources on our core business.


lemon
BLACK
COFFEE

We supply can stock for aluminum bottles, which are growing in popularity. Easy to use, these containers are convenient and recyclable.



Aluminum forgings in suspension systems contribute to lighter cars. Demand for these and other aluminum products are expected to grow.

Outlook

The outlook for aluminum and copper product demand in fiscal 2002 is promising and we forecast improved results. Strong growth in aluminum can stock and a recovery in the IT market are anticipated to increase demand for aluminum sheet and extrusions as well as copper strip. However, copper tubing is expected to decline as manufacturers shift production overseas.

Over the medium term, we predict the use of aluminum materials—sheet, extrusions and forgings—will increase in automobiles. We also anticipate demand will rise for IT-related products such as copper strip for semiconductor leadframes and aluminum materials used in semiconductor and LCD manufacturing equipment. Aluminum in automobiles is especially promising as the use of this material gains momentum.

Under our medium-term management plan, promoting the use of aluminum in automobiles is a key strategy. We intend to meet the need for lighter cars by drawing on our technological prowess including our market-leading expertise in parts design. Our aluminum forgings for suspension systems are increasingly being used in cars. We aim to expand sales of aluminum sheet for body panels and other purposes, as well as extruded aluminum for bumpers and door guards.

In our existing operations, aluminum can stock growth has slowed in recent years due to the increasing use of PET bottles. However, PET bottles are being replaced by aluminum bottles and demand is expected to climb steadily. Like aluminum automotive parts, aluminum bottles are environment-friendly as they are easily recycled and demand is expected to increase significantly.

Looking to the future, we are applying our technological capabilities to create new markets. As a leading company in the aluminum and copper fields, we are further leveraging our international competitiveness in cost, quality and customer service.

Machinery Segment

Orders declined considerably in our infrastructure and plant engineering business in fiscal 2001. The municipal solid waste treatment market shrank to one-third that of the previous term and demand in the overseas plant business was weak. In our machinery business, domestic demand for crushers and standard compressors remained sluggish. However, demand picked up for screw compressors—in particular gas turbine fuel gas compressors for IPP use—and optical fiber manufacturing equipment.

Overall orders in this segment fell 29.0%, to ¥166.7 billion. Despite a surge in orders for municipal solid waste treatment plants in the previous term, Machinery segment sales slid 2.0%, to ¥232.2 billion, due in part to lower sales from subsidiaries. However, operating income rose 120.1%, to ¥3.7 billion, reflecting effective overall cost reductions.

Environmental Solutions

Japan is striving to become a recycling society and has implemented new recycling laws. In addition to the prevailing waste treatment methods—incineration and burial—such non-incineration methods as reuse and recovery are increasing in importance.

The Company established the Environmental Solutions Department in fiscal 2001 to expand its activities beyond solid waste and wastewater treatment processes. This department is developing businesses and technology for treating and recycling waste products including used home appliances, end-of-life vehicles, used polyvinyl chloride, and organic wastes. Soil remediation is another area of our environmental restoration activities. As the effective use of generated energy becomes increasingly important in waste treatment, we are stepping up efforts to integrate technologies in the environmental and energy fields.



We have developed high strength, high conductivity copper alloys for terminals, connectors, and semiconductor leadframes.



The ITmk3® Process produces high quality iron nuggets, while emitting 20% less carbon dioxide than blast furnace operations. The photo shows the bench-scale plant at the Kakogawa Works.

We already have a strong track record in the soil cleanup business. We are one of 15 founding member companies of the Japan Earth Environment Examination Purification Union. The purpose of this organization is to foster information exchange and know-how on soil remediation with different industries to improve treatment technologies for such pollutants as volatile organic compounds and heavy metals.

Engineering Opportunities

In the energy field, we have focused our lineup on liquefied natural gas (LNG) vaporizers and reactors. We are aggressively expanding our activities to include LNG satellite bases, LNG receiving terminals, and cogeneration facilities.

We are actively promoting our core direct reduced iron processes. In addition to the highly successful MIDREX® Direct Reduction Process, we are marketing the FASTMET® Direct Reduction Process. In the United States, we are building a demonstration plant for the ITmk3® Process, a next-generation ironmaking technology, in anticipation of bringing the process to a commercial level of operation.

New Machinery Markets

In the machinery business, we substantially improved the energy-saving function of our screw compressors with the development of compressors driven by internal permanent magnet motors. In addition, we are striving to not only strengthen our existing product lineup for the environmental and energy industries, but also create new products for new markets.

Overseas, in fiscal 2000 we set up Kobelco Compressors (Shanghai) Corporation as the Chinese base for our standard compressor operations and have since established Kobelco Compressors (Tianjin) Corporation to market and service standard compressors in northern China.

Amid an increasingly harsh market environment and intensifying competition, the Company is boosting the value of its products and technologies to improve its competitive edge, while actively pursuing businesses in the growing environmental and energy fields. The Company is also investing its energies in expanding its business by creating new product menus, developing new types of machinery, and entering new markets. Through business and technology, the Company is actively contributing to lessening the burden on the environment and creating a recycling society.

Construction Machinery Segment

Domestic demand for construction equipment declined significantly due to slumping orders for public works, weak private-sector construction, and lower capital investment from equipment rental companies. Overseas, demand for construction equipment in Europe and the United States leveled off, but increased nearly 50% in China in fiscal 2001. Southeast Asia also showed signs of recovery. Nevertheless, these increases were not enough to offset the slack demand in Japan, Europe, and the United States. As a result, segment sales fell 6.4%, to ¥148.3 billion, and operating income dropped 64.3%, to ¥1.9 billion.

New Products and Attention to Cost

Under these conditions, Kobelco Construction



This screw compressor with a high-speed (7,200 RPM) IPM motor features increased airflow and a variable speed drive.



Shipments of optical fiber drawing towers have been strong in recent years. In the future, we aim to market a full lineup of products to cover the entire process, from raw material preform rods to optical fiber drawing towers to post-process products.

Machinery Co., Ltd., which runs Kobe Steel's construction equipment operations, is focusing on its stock business, which includes used equipment sales, parts, and maintenance services. Kobelco launched new flagship products - the SR Series and Dynamic Acera Series of hydraulic excavators with improved features to handle exhaust emissions - and is also targeting the recycling market.

To further reduce operating costs, Kobelco consolidated crane production. The Company has also reorganized and integrated excavator and crane sales and service operations. To increase operational efficiency, it revised development processes, shortened lead times, and improved distribution.

Global Alliances

In January 2002, Kobe Steel and Kobelco completed a global alliance with CNH Global N.V. of the Fiat Group. With this partnership, Kobelco acquired all of CNH's construction equipment operations in Oceania, Southeast Asia, and China as well as obtained exclusive distribution rights for CNH's construction equipment in these geographical areas. The alliance enables Kobelco to become a full line supplier of construction equipment in Japan and the Asia-Pacific region, with the ability to meet a broader range of customer needs. In the period under review, CNH acquired 10% of Kobelco's issued stock, which later increased to the current 20%, as well as 65% of the issued stock of Kobelco's subsidiary, Kobelco Construction Machinery America LLC.

Kobelco also began producing and marketing equipment in collaboration with Tadano Ltd. and entered into a marketing alliance for road equipment with BOMAG of Germany as part of a concerted effort to broaden its product menu.



The 200SR is one in a series of excavators with zero tail swing. We pioneered this space-saving features now found in both mini excavators and excavators.

Overseas Business

Kobelco leveraged the weaker yen to increase sales in Europe and the United States. Kobelco Construction Machinery America LLC in the United States launched a new series of hydraulic excavators and introduced crawler cranes designed for the North American market as part of an aggressive effort to boost sales. However, the slowdown of the U.S. economy precipitated by the September 11 terrorist attacks led to reduced sales and profits in the period under review.

For the Netherlands-based Kobelco Construction Machinery (Europe) B.V., the weaker yen and efforts to form an integrated sales structure with dealers in Europe resulted in higher sales, but profits were down.

Marketing company Kobe International (S) Co., Pte. Ltd. established a used equipment center in the latter half of fiscal 2001 to strengthen the stock business, but sluggish demand for new equipment led to a decrease in sales and profits.

Kobelco was actively involved in China's rapidly expanding market. At Chengdu Kobelco Construction Machinery, Co., Ltd., market expansion and heightened demand coupled with the introduction of new equipment led to higher sales and profits.

In Thailand, Thai Kobelco Construction Machinery, Ltd. (TKCM) also saw high sales and profits. In addition to excavator production and marketing, TKCM became a production base for parts and components, with an expanded menu for these products.

Looking Ahead

Kobelco is moving forward with the worldwide business development of its excavator operations. The global alliance with CNH is facilitating a smooth startup of Fiat Kobelco Construction Machinery S.p.A, a production base in Europe, as well as the launch of new products in the domestic market.

In the crane business, Kobelco is maximizing the benefits of its production tie-up with Tadano. Overseas, Kobelco is focusing on expanding sales, especially in North America, the biggest market for crawler cranes, and in China where growth continues to be strong.

Real Estate Segment

Despite such stimulus measures as an extension on housing tax breaks and continued low interest rates, new housing starts fell and the real estate market remained difficult. Against this backdrop, the Kobe Steel Group made strong efforts to increase sales, but lackluster domestic consumption due to the stagnant economy, lower real estate prices due to significant drops in land prices, and changes in the types of real estate on the market—in particular an increase in high-priced properties—led to a 23.7% drop in sales, to ¥45.0 billion. Operating income fell 41.6%, to ¥8.0 billion, primarily due to changes in the types of property sold.

Focus on Regional Development

Through affiliate Shinko Kosan, Ltd, the core of our real estate business, we steadily expanded our activities to cover real estate sales, rental and leasing, brokering, renewal activities, and building management. Our Land Development Department in Kobe Steel has been using company landholdings, including unused factory land, to promote urban development, condominium sales, and property rental and leasing.

A case in point is our ongoing development of O's Town, a vast housing and commercial complex in Akashi, Hyogo. We are also selling condominiums in the Tokyo metropolitan area and in Kobe, primarily at Maya Seaside Place—a condominium project in the new city center in eastern Kobe.

In our leasing operations, we have new property in the Osaka-Kobe area including a commercial establishment and an employee dormitory. Construction work includes such projects as the Hyogo Prefectural Museum of Art in the new city center in eastern Kobe. The Company also provides building management for Kobe Wing Stadium, which was used in the 2002 FIFA World Cup™, and a university in Hyogo Prefecture.

Merging Real Estate Operations

We anticipate conditions in the real estate business will intensify and land redevelopment projects will increase in scale. For these reasons, we absorbed affiliate Shinko Kosan, Ltd. into Kobe Steel on March 1, 2002. We concluded that merging our operations is the best way for our real estate business to continue growing in future years.

Other Businesses Segment

A total of 33 subsidiaries and eight affiliates are engaged in this segment covering such fields as electronics-related equipment, IT systems, superconducting products, specialty alloys and other new materials, information services, materials inspection, pressure vessel fabrication, trading, and travel services.

Segment sales dropped 49.6%, to ¥82.2 billion, and operating income fell 96.9% to ¥900 million, owing mainly to the sale of a semiconductor subsidiary.



Development is progressing at O's Town, a large-scale complex with a mix of housing and commercial facilities in the Okubo area of Akashi, Hyogo Prefecture. Approximately 1,500 families have moved into condominiums since their completion in March 1997.

Directors, Corporate Auditors, and Corporate Officers (As of June 26, 2002)

Chairman of the Board and Representative Director

Masahiro Kumamoto

President, Chief Executive Officer and Representative Director

Koshi Mizukoshi

Head Office and Technical Development Group

Executive Vice President and Representative Director

Tsuguto Moriwaki

Director and Executive Officer

Hiroshi Sato

Director and Senior Officer

Toru Asaoka

Director and Officer

Takashi Matsutani

Senior Officer

Masanori Fukiwake

Officer

Juzo Hirano

Iron and Steel Sector

Executive Vice President and Representative Director

Yasuo Inubushi

Executive Officer

Toshio Kimura

Senior Officers

Iwao Miyamoto
Tatsuo Ikeda

Officers

Mutsuo Yamamoto
Tsuyoshi Tanaka
Masaaki Nakazono
Keiji Koyama
Saburo Hara
Tomoyuki Kaya
Koichi Onishi
Hideki Nakamura

Welding Company

Executive Officer

Hiroo Shimada*

Officer

Isao Aida

Aluminum and Copper Company

Executive Officer

Shinji Yano*

Senior Officers

Yutaka Nakayasu
Eiki Usui
Hiroyuki Nakayama

Officer

Hideo Ogi

Infrastructure and Plant Engineering Company

Executive Officer

Susumu Okushima*

Senior Officer

Katsunori Aoki

Officer

Yasuo Kanda

Machinery Company

Senior Officer

Shigeto Kotani*

Officer

Kazuo Shigekawa

Real Estate Company

Executive Officer

Yoshihiro Tanno*

Statutory Auditors

Hirokatsu Yokoyama
Katsuyuki Matsumoto
Shigetake Ogata
Taku Morota

Notes: (1) Representative directors are authorized to represent the Company in all matters.
(2) * Denotes the president of the company.

Consolidated Five-Year Summary

Years ended March 31	Millions of yen					Thousands of U.S. dollars
	2002	2001	2000	1999	1998	2002
Net sales	¥1,198,014	¥1,373,091	¥1,252,516	¥1,305,482	¥1,535,171	$8,990,724
Operating income	35,499	106,404	82,708	50,024	85,459	266,409
Net income (loss)	(28,519)	6,504	(53,088)	(38,874)	(4,896)	(214,026)
Total assets	2,045,303	2,131,123	2,124,795	2,270,278	2,398,134	15,349,366
Total stockholders' equity	280,685	263,362	271,462	327,055	365,302	2,106,454

	Yen					U.S. dollars
Amounts per 1,000 shares:						
Net income (loss)	¥(10,068)	¥2,299	¥(18,764)	¥(13,710)	¥(1,727)	$(75.56)
Cash dividends applicable to the year	—	—	—	—	2,000	—

For convenience only, U.S. dollar amounts in this report have been translated from Japanese yen at the rate of ¥133.25 to US$1, the rate of exchange prevailing on March 31, 2002.

Consolidated Financial Review

Income Analysis

During the consolidated accounting period under review, the condition of the Japanese economy became increasingly severe, owing to such factors as a slump in exports due to sluggish IT-related demand worldwide, depressed private sector investment, continued stagnation of personal spending, and reduced public investment.

Amid this environment, Kobe Steel, Ltd. experienced a ¥175.1 billion decrease in net sales, to ¥1,198.0 billion, due to a significant drop in product prices in steel-related businesses coupled with the impact of disposing of its semiconductor subsidiary. Loss on devaluation of investment securities precipitated by the languishing stock market and the application of new accounting standards for retirement benefits led to a ¥35.0 billion drop in net income from the previous fiscal year, amounting to a ¥28.5 billion loss.

Sales in the Iron and Steel Segment fell 10.5%, to ¥486.4 billion, and operating income dropped 75.8%, to ¥11.3 billion, owing to a steep decline in the price of steel products coupled with a rise in the price of raw materials.

In the Aluminum and Copper Segment sales declined 5.3%, to ¥256.5 billion, and operating income fell 35.9%, to ¥8.0 billion, due to the downturn in IT-related and automobile-related demand as well as reduced domestic demand in copper tubing for air conditioners.

Machinery Segment sales declined 2.0%, to ¥232.2 billion. However, operating income soared 120.1%, to ¥3.7 billion, reflecting comprehensive cost reductions.

In the Construction Machinery Segment sales fell 6.4%, to ¥148.3 billion, and operating income dropped ¥64.3%, to ¥1.9 billion, owing to a reduction in the number of units sold in Japan.

In the Real Estate Segment sales dropped 23.7%, to ¥45.0 billion, and operating income fell 41.6%, to ¥8.0 billion. These reductions were mainly the result of diminished consumer confidence due to the drawn out economic recession, lower property prices precipitated by substantial drops in land prices, and a change in the composition of property on the market.

Net other expenses totaled ¥66.9 billion and loss before income taxes amounted to ¥31.4 billion. After adjustments for income tax and minority interests, a net loss of ¥28.5 billion was recorded.

Analysis of Cash Flow and Financial Position

The Company's operating, investing, and financing activities during the fiscal year under review resulted in consolidated cash and cash equivalents decreasing ¥10.9 billion, or 8.6%, to ¥115.3 billion. Net cash provided by operating activities totaled ¥59.1 billion, while net outflows consisted of cash used in investing and financing activities in connection with the acquisition of fixed assets and other factors.

Net cash provided by operating activities declined ¥78.2 billion, or 57.0%, to ¥59.1 billion, due mainly to the disposal of the semiconductor subsidiary.

Net cash used in investing activities amounted to ¥36.5 billion, a ¥5.9 billion decline. This was due mainly to increased inflow as a result of the sale of the semiconductor subsidiary and the sale of fixed assets that offset increased investment in the wholesale electricity supply business and other businesses.

Net cash used in financing activities amounted to ¥36.8 billion, a decrease of ¥102.3 billion, due mainly to a reduction in bond repayments.

Consolidated Net Sales (Billion ¥)



98
1,535.2
99
1,305.5
00
1,252.5
01
1,373.1
02
1,198.0

Consolidated Balance Sheets

March 31, 2002 and 2001	Millions of yen		Thousands of U.S. dollars (Note 1)
ASSETS	2002	2001	2002
Current assets:			
Cash and cash equivalents (Note 12)	¥ 115,900	¥ 123,631	$ 869,794
Marketable securities	63	4,310	473
Notes and accounts receivable:			
Trade	218,579	288,195	1,640,368
Unconsolidated subsidiaries and affiliates	76,112	68,703	571,197
Other	23,631	26,667	177,343
Allowance for doubtful accounts	(1,189)	(1,096)	(8,923)
	317,133	382,469	2,379,985
Inventories	229,246	254,564	1,720,420
Deferred income taxes (Note 11)	23,383	12,332	175,482
Other	22,384	22,037	167,984
Total current assets	708,109	799,343	5,314,138
Investments and other assets:			
Investments in securities	53,755	92,166	403,415
Investments in and advances to unconsolidated subsidiaries and affiliates	43,017	38,067	322,829
Long-term loans receivable	8,093	8,438	60,735
Other	87,436	71,917	656,180
Allowance for doubtful accounts	(10,205)	(9,992)	(76,585)
	182,096	200,596	1,366,574
Plant and equipment:			
Land	227,072	161,481	1,704,105
Buildings and structures	600,047	617,048	4,503,167
Machinery and equipment	1,696,913	1,786,851	12,734,807
Construction in progress	133,733	60,959	1,003,625
	2,657,765	2,626,339	19,945,704
Less accumulated depreciation	1,601,241	1,618,286	12,016,818
	1,056,524	1,008,053	7,928,886
Intangible assets	21,803	22,031	163,625
Deferred income taxes (Note 11)	76,771	101,100	576,143
	¥2,045,303	¥2,131,123	$15,349,366

See accompanying notes.

LIABILITIES AND STOCKHOLDERS' EQUITY	Millions of yen 2002	Millions of yen 2001	Thousands of U.S. dollars (Note 1) 2002
Current liabilities:			
Short-term borrowings (Note 7)	¥ 221,028	¥ 226,364	$ 1,658,747
Current portion of long-term debt (Note 7)	193,238	145,572	1,450,191
Notes and accounts payable:			
Trade	219,066	244,405	1,644,023
Construction	19,346	36,507	145,186
Unconsolidated subsidiaries and affiliates	56,952	52,440	427,407
Other	16,940	13,369	127,129
	312,304	346,721	2,343,745
Advances from customers	28,695	26,613	215,347
Customers' and employees' deposits	25,457	26,203	191,047
Provision for restructuring costs	5,406	29,358	40,570
Income and enterprise taxes payable	4,519	5,051	33,914
Deferred income taxes (Note 11)	182	147	1,366
Other	47,415	57,392	355,834
Total current liabilities	838,244	863,421	6,290,761
Long-term liabilities:			
Long-term debt (Note 7)	727,888	812,769	5,462,574
Employees' severance and retirement benefits (Note 14)	54,819	76,123	411,400
Allowance for special repairs	6,061	5,598	45,486
Deferred income taxes (Note 11)	11,120	8,849	83,452
Other	100,031	71,025	750,702
	899,919	974,364	6,753,614
Contingent liabilities (Note 8)			
Minority interests	26,455	29,976	198,537
Stockholders' equity:			
Common stock (Note 9);			
Authorized—6,000,000,000 shares			
Issued—2,867,549,861 shares in 2002 and 2,835,981,926 in 2001	215,167	213,667	1,614,762
Additional paid-in capital (Note 9)	137,643	132,309	1,032,968
Land revaluation	2,437	126	18,289
Accumulated deficit	(63,068)	(62,344)	(473,306)
Net unrealized holding gains (losses) on securities	(73)	2,019	(548)
Foreign currency translation adjustments	(11,293)	(21,983)	(84,750)
Treasury stock, at cost:			
2,583,969 shares in 2002 and 6,352,332 shares in 2001	(128)	(432)	(961)
Total stockholders' equity	280,685	263,362	2,106,454
	¥2,045,303	¥2,131,123	$15,349,366

Consolidated Statements of Operations

Years ended March 31, 2002 and 2001	Millions of yen		Thousands of U.S. dollars (Note 1)
	2002	2001	2002
Net sales	¥1,198,014	¥1,373,091	$8,990,724
Cost of sales	1,022,195	1,123,014	7,671,257
Gross profit	175,819	250,077	1,319,467
Selling, general and administrative expenses (Note 10)	140,320	143,673	1,053,058
Operating income	35,499	106,404	266,409
Other income (expenses):			
Interest and dividend income	3,937	3,960	29,546
Interest expense	(31,560)	(35,591)	(236,848)
Seconded employees' salaries net of reimbursement	(20,853)	(23,335)	(156,495)
Gain (loss) on sale of securities	11,665	(2,056)	87,542
Gain on sale or disposal of plant and equipment	1,186	3,950	8,901
Loss on write down of securities, investments and golf memberships	(19,668)	(9,437)	(147,602)
Foreign exchange gain	596	1,383	4,473
Provision for doubtful receivables	(1,190)	(3,040)	(8,931)
Reversal of allowance for special repairs	—	24,247	—
Special employees' retirement benefits	(7,531)	(6,885)	(56,518)
Gain on securities contributed to employees' retirement benefit trust	9,021	11,850	67,700
Effect of applying new accounting standard for retirement benefits	(12,966)	(32,626)	(97,306)
Loss on revaluation of interest swap contracts	—	(4,859)	—
Provision for restructuring costs	(1,590)	(29,358)	(11,932)
Loss on disposal of inventories and other assets of discontinued operations	—	(1,559)	—
Amortization of prior service costs of pension plans	6,975	—	52,345
Equity in income of unconsolidated subsidiaries and affiliates	1,241	1,426	9,313
Other, net	(6,190)	(9,808)	(46,454)
	(66,927)	(111,738)	(502,266)
Loss before income taxes	(31,428)	(5,334)	(235,857)
Income taxes (Note 11):			
Current	7,452	7,583	55,925
Deferred	(11,122)	(25,199)	(83,467)
	(3,670)	(17,616)	(27,542)
Minority interests in income of subsidiaries	(761)	(5,778)	(5,711)
Net income (loss)	¥ (28,519)	¥ 6,504	$ (214,026)

	Yen		U.S. dollars (Note 1)
Net income (loss) per 1,000 shares	¥ (10,068)	¥ 2,299	$ (75.56)

See accompanying notes.

Consolidated Statements of Stockholders' Equity

Years ended March 31, 2002 and 2001

Millions of yen

	Shares of common stock	Common stock (Note 9)	Additional paid-in capital (Note 9)	Land revaluation	Accumulated deficit (Note 9)	Net unrealized holding gains (losses) on securities	Foreign currency translation adjustments	Treasury stock
Balance at April 1, 2000	2,835,981,926	¥213,667	¥132,309	¥ —	¥(74,103)	¥ —	¥ —	¥(411)
Net income	—	—	—	—	6,504	—	—	—
Adjustments from translation of foreign currency financial statements	—	—	—	—	—	—	(21,983)	—
Adoption of new accounting standard for financial instruments	—	—	—	—	—	2,019	—	—
Bonuses to directors	—	—	—	—	(31)	—	—	—
Effect of subsidiaries newly consolidated and affiliates newly accounted for by the equity method	—	—	—	—	777	—	—	—
Effect of merger of subsidiaries	—	—	—	—	(128)	—	—	—
Effects of revaluation of land	—	—	—	126	4,637	—	—	—
Treasury stock	—	—	—	—	—	—	—	(21)
Balance at March 31, 2001	2,835,981,926	213,667	132,309	126	(62,344)	2,019	(21,983)	(432)
Net loss	—	—	—	—	(28,519)	—	—	—
Adjustments from translation of foreign currency financial statements	—	—	—	—	—	—	10,690	—
Change in unrealized holding gains (losses) on securities	—	—	—	—	—	(2,092)	—	—
Effect of merger of parent company and subsidiaries	31,567,935	1,500	5,334	—	21,868	—	—	—
Effect of merger of subsidiaries	—	—	—	—	3,423	—	—	—
Bonuses to directors	—	—	—	—	(27)	—	—	—
Effect of subsidiaries newly consolidated and affiliates newly accounted for by the equity method	—	—	—	—	35	—	—	—
Effect of companies no longer accounted for by the equity method	—	—	—	—	(62)	—	—	—
Effects of revaluation of land	—	—	—	2,311	2,558	—	—	—
Treasury stock	—	—	—	—	—	—	—	304
Balance at March 31, 2002	2,867,549,861	¥215,167	¥137,643	¥2,437	¥(63,068)	¥(73)	¥(11,293)	¥(128)

Thousands of U.S. dollars (Note 1)

	Common stock (Note 9)	Additional paid-in capital (Note 9)	Land revaluation	Accumulated deficit (Note 9)	Net unrealized holding gains (losses) on securities	Foreign currency translation adjustments	Treasury stock
Balance at March 31, 2001	$1,603,505	$992,938	$946	$(467,872)	$15,152	$(164,976)	$(3,242)
Net loss	—	—	—	(214,026)	—	—	—
Adjustments from translation of foreign currency financial statements	—	—	—	—	—	80,226	—
Change in unrealized holding gains (losses) on securities	—	—	—	—	(15,700)	—	—
Effect of merger of parent company and subsidiaries	11,257	40,030	—	164,111	—	—	—
Effect of merger of subsidiaries	—	—	—	25,689	—	—	—
Bonuses to directors	—	—	—	(203)	—	—	—
Effect of subsidiaries newly consolidated and affiliates newly accounted for by the equity method	—	—	—	263	—	—	—
Effect of companies no longer accounted for by the equity method	—	—	—	(465)	—	—	—
Effects of revaluation of land	—	—	17,343	19,197	—	—	—
Treasury stock	—	—	—	—	—	—	2,281
Balance at March 31, 2002	$1,614,762	$1,032,968	$18,289	$(473,306)	$(548)	$(84,750)	$(961)

See accompanying notes.

Consolidated Statements of Cash Flows

Years ended March 31, 2002 and 2001	Millions of yen		Thousands of U.S. dollars (Note 1)
	2002	2001	2002
Cash flows from operating activities:			
Loss before income taxes	¥ (31,428)	¥ (5,334)	$ (235,857)
Depreciation	86,915	106,990	652,270
Interest and dividend income	(3,937)	(3,960)	(29,546)
Interest expense	31,560	35,591	236,848
Loss (gain) on sale of securities	(11,665)	2,056	(87,542)
Loss on write down of securities, investments and golf memberships	19,668	9,437	147,602
Equity in income of unconsolidated subsidiaries and affiliates	(1,241)	(1,426)	(9,313)
Special employees' retirement benefits	7,531	6,885	56,518
Reversal of allowance for special repairs	—	(24,247)	—
Effect of applying new accounting standard for retirement benefits	12,966	32,641	97,306
Gain on securities contributed to employees' retirement benefit trust	(9,021)	(11,850)	(67,700)
Amortization of prior service costs of pension plans	(6,975)	—	(52,345)
Loss on revaluation of interest swap contracts	—	4,859	—
Gain on sale or disposal of plant and equipment	(1,186)	(3,950)	(8,901)
Decrease (increase) in trade receivables from customers	57,741	(7,016)	433,328
Decrease in inventories	20,775	4,179	155,910
Increase (decrease) in trade payables to customers	(37,635)	22,640	(282,439)
Other	(22,335)	24,711	(167,617)
Subtotal	111,733	192,206	838,522
Cash received for interest and dividends	5,475	6,669	41,088
Cash paid for interest	(33,341)	(35,891)	(250,214)
Cash paid for special employees' retirement benefits	(16,993)	(20,378)	(127,527)
Cash paid for income taxes	(7,764)	(5,250)	(58,266)
Net cash provided by operating activities	59,110	137,356	443,603
Cash flows from investing activities:			
Purchase of plant and equipment and other assets	(142,648)	(72,329)	(1,070,529)
Proceeds from sale of plant and equipment and other assets	58,661	8,927	440,233
Purchase of investments in securities	(9,463)	(5,376)	(71,017)
Proceeds from sale of investments in securities	29,310	4,942	219,962
Decrease (increase) in short-term loans receivable	(5,629)	2,254	(42,244)
Long-term loans receivable	(4,197)	(1,111)	(31,497)
Proceeds from collection of long-term loans	1,953	12,962	14,657
Net proceeds from sale of shares of a former consolidated subsidiary	10,640	—	79,850
Proceeds from transfer of business	21,313	—	159,947
Other	3,578	7,364	26,852
Net cash used in investing activities	(36,482)	(42,367)	(273,786)
Cash flows from financing activities:			
Decrease in short-term borrowings	(5,092)	(43,281)	(38,214)
Proceeds from issuance of long-term debt	110,799	92,307	831,512
Repayment of long-term debt	(148,704)	(153,721)	(1,115,977)
Proceeds from issuance of bonds	32,173	44,261	241,448
Repayment of bonds	(22,280)	(79,039)	(167,205)
Other	(3,711)	348	(27,849)
Net cash used in financing activities	(36,815)	(139,125)	(276,285)
Effect of exchange rate changes on cash and cash equivalents	1,891	754	14,191
Decrease in cash and cash equivalents	(12,296)	(43,382)	(92,277)
Cash and cash equivalents at beginning of year	126,187	162,213	946,994
Cash and cash equivalents of newly consolidated subsidiaries	1,401	7,356	10,514
Cash and cash equivalents at end of year (Note 12)	¥115,292	¥126,187	$865,231

See accompanying notes.

Notes to Consolidated Financial Statements

Years ended March 31, 2002 and 2001

1. Basis of Presenting Consolidated Financial Statements

Kobe Steel, Ltd. (the "Company") and its consolidated domestic subsidiaries maintain their official accounting records in Japanese yen and in accordance with the provisions set forth in the Japanese Commercial Code and accounting principles and practices generally accepted in Japan ("Japanese GAAP"). The accounts of overseas subsidiaries are based on their accounting records maintained in conformity with generally accepted accounting principles and practices prevailing in the respective countries of domicile. Certain accounting principles and practices generally accepted in Japan are different from International Accounting Standards and standards in other countries in certain respects as to application and disclosure requirements. Accordingly, the accompanying financial statements are intended for use by those who are informed about Japanese accounting principles and practices.

The accompanying financial statements have been restructured and translated into English (with some expanded descriptions and the inclusion of statements of shareholders' equity) from the consolidated financial statements of the Company prepared in accordance with Japanese GAAP and filed with the appropriate Local Finance Bureau of the Ministry of Finance as required by the Securities and Exchange Law. Some supplementary information included in the statutory Japanese language consolidated financial statements, but not required for fair presentation is not presented in the accompanying financial statements.

The translation of the Japanese yen amounts into U.S. dollars are included solely for the convenience of the reader, using the prevailing exchange rate at March 31, 2002, which was ¥133.25 to U.S.$1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

2. Summary of Accounting Policies

(1) Consolidation

The consolidated financial statements include the accounts of the Company and its significant subsidiaries (the "Group"), the management of which is controlled by the Company. For the year ended March 31, 2002, the accounts of 156 (149 in 2001) subsidiaries have been included in the consolidated financial statements. Intercompany transactions and accounts have been eliminated.

Fifty-six consolidated subsidiaries are consolidated using a fiscal period ending December 31, which differs from that of the Company. Any material effects occurring during the January 1 to March 31 period are adjusted in these consolidated financial statements.

In the elimination of investments in subsidiaries, the assets and liabilities of the subsidiaries, including the portion attributable to minority shareholders, are evaluated using the fair value at the time the Company acquired control of the respective subsidiaries.

Investments in unconsolidated subsidiaries and affiliates, over which the Company has significant influence, except for insignificant companies, are accounted for by the equity method.

For the year ended March 31, 2001, 51 (48 in 2001) affiliates were accounted for by the equity method.

The difference, if considered significant, between the cost of investments and the equity in their net assets at their dates of acquisition is amortized over five years (40 years for acquisitions made by certain foreign consolidated subsidiaries).

When the Company's share of the net losses of an affiliate exceeds the adjusted cost of the investment, the Company discontinues applying the equity method and the investment is reduced to zero. Such losses in excess of the amounts due from the investee are recorded in other payables, when the losses are expected to be shared by the Company.

(2) Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided in amounts considered to be sufficient to cover possible losses on collection. Prior to April 1, 2000, the allowance for doubtful accounts was determined by adding individually estimated uncollectible amounts to an amount calculated by a formula as permitted by the Corporation Tax Law of Japan with respect to the remaining receivables. Effective April 1, 2000 the allowance for doubtful receivables is provided to cover possible losses on collection. In accordance with the new accounting standard for financial instruments, with respect to normal trade accounts receivable, it is stated at an amount based on the actual rate of historical bad debts, and for certain doubtful receivables, the uncollectible amount has been individually estimated.

(3) Securities

Prior to April 1, 2000, listed securities included in both marketable securities and investments in securities were principally stated at the lower of moving average cost or market value. Recoveries of write-downs to market were recorded in subsequent periods. Other securities, excluding investments accounted for by the equity method, were stated at moving average cost. If significant impairment of values was deemed permanent, cost was appropriately reduced.

Effective April 1, 2000, the Company and its consolidated domestic subsidiaries adopted the new Japanese accounting standard for financial instruments ("Opinion Concerning Establishment of Accounting Standard for Financial Instruments " issued by the Business Accounting Deliberation Council on January 22, 1999).

Upon applying the new accounting standard, all companies are required to examine the intent of holding each security and classify those securities as (a) securities held for trading purposes (hereafter, "trading securities"), (b) debt securities intended to be held to maturity (hereafter, "held-to-maturity debt securities"), (c) equity securities issued by subsidiaries and affiliated companies, and (d) all other securities that are not classified in any of the above categories (hereafter, "available-for-sale securities")
The Group has no trading securities.

Held-to-maturity debt securities are stated at amortized cost. Equity securities issued by subsidiaries and affiliated companies which are not consolidated or accounted for using the equity method are stated at moving-average cost. Available-for-sale securities with available fair market values are stated at fair market value. Unrealized gains and unrealized losses on these securities are reported, net of applicable income taxes, as a separate component of shareholders' equity. Realized gains and losses on sale of such securities are computed using moving-average cost based on carrying value at March 31,2000 or later date of purchase.

Debt securities with no available fair market value are stated at amortized cost, net of the amount considered not collectible. Other securities with no available fair market value are stated at moving-average cost.

If the market value of held-to-maturity debt securities, equity securities issued by unconsolidated subsidiaries and affiliated companies, and available-for-sale securities, declines significantly, such securities are stated at fair market value and the difference between fair market value and the carrying amount is recognized as loss in the period of the decline. If the fair market value of equity securities issued by unconsolidated subsidiaries and affiliated companies not on the equity method is not readily available, such securities should be written down to net asset value with a corresponding charge in the statement of operations in the event net asset value declines significantly. In these cases, such fair market value or the net asset value will be the carrying amount of the securities at the beginning of the next year.

As a result of adopting the new accounting standard for financial instruments, loss before income taxes increased by ¥4,839 million. Also, based on the examination of the intent of holding each security upon application of the new accounting standard on April 1, 2000, held-to-maturity debt securities and available-for-sale securities maturing within one year from the balance sheet date were included in current assets, and other securities are included in investments and other assets. As a result, at April 1, 2000, securities in current assets decreased by ¥66,089 million and investment securities increased by the same amount compared with what would have been reported under the previous accounting policy.

(4) Inventories
Inventories are valued at cost, as determined principally by the following
methods:

Two main works in the Iron and Steel Segment and the three main plants in the Aluminum and Copper Segment:
.....................Last-in, first-out method

Finished goods and work in process in
one plant in the Iron and Steel Segment, the Machinery Segment, the Construction Machinery Segment and the Real Estate Segment:
.............Specific identification method

Others:.......................Average method

(5) Depreciation
Depreciation of plant and equipment and intangible assets is principally provided using the straight-line method over estimated useful lives. Useful lives are based on tax law. Intangible assets include software for internal use.

(6) Long-term Construction Contracts
Sales and the related costs of certain long-term (over one year) construction contracts of the Company are recognized by the percentage of completion method.

(7) Research and Development Expenses
Expenses in respect of the development of new products and research into and the application of new technologies are charged directly to income. Research and development expenses for the year ended March 31, 2002 were ¥22,054 million ($165,508 thousand) and ¥22,683 million for the year ended March 31, 2001

(8) Bond Issue Expenses and Discounts on Bonds
Bond issue expenses and discounts on bonds are charged to expenses as they are incurred by the Company and domestic consolidated subsidiaries.

(9) Income Taxes
The Company and its domestic consolidated subsidiaries apply deferred tax accounting to recognize tax effects of temporary differences between the carrying amounts of assets and liabilities for tax and financial reporting.

Deferred taxes relating to temporary differences between financial accounting and tax reporting are also recognized by certain foreign consolidated subsidiaries.

(10) Employees' Severance and Retirement Benefits
The Company and its consolidated domestic subsidiaries provides two types of post-employment benefit

plans, unfunded lump-sum payment plans and funded non-contributory pension plans.

At March 31, 2000, the Company and its consolidated domestic subsidiaries accrued liabilities for lump-sum severance and retirement payments equal to 40% of the amount required had all eligible employees voluntarily terminated their employment at the balance sheet date. The Company and its consolidated domestic subsidiaries recognized pension expense when, and to the extent, payments were made to the pension plans.

Effective April 1, 2000, the Company and its consolidated domestic subsidiaries adopted the new accounting standard, "Opinion on Setting Accounting Standard for Employees' Severance and Pension Benefits", issued by the Business Accounting Deliberation Council on June 16, 1998 (the "New Accounting Standard").

Under the New Accounting Standard, the liabilities and expenses for severance and retirement benefits are determined based on the amounts actuarially calculated using certain assumptions.

The Company and its consolidated domestic subsidiaries provided for employees' severance and retirement benefits at March 31, 2002 and 2001 based on the estimated amounts of projected benefit obligation and the fair value of the plan assets.

The excess of the projected benefit obligation over the total of the fair value of pension assets as of April 1, 2000 and the liabilities for severance and retirement benefits recorded as of April 1, 2000 (the "net transition obligation") amounted to ¥85,619 million, of which ¥18,785 million was recognized as an expense as a result of the contribution of investment securities worth ¥18,785 million to the employees' retirement benefit trust. The remaining net transition obligation amounting to ¥66,834 million is being recognized in expenses in equal amounts primarily over 5 years commencing with the year ended March 31, 2001. Prior service costs are recognized in expenses in equal amounts over four years. Actuarial gains and losses are recognized in expenses using the straight-line method within the average of the estimated remaining service lives (mainly 12 years) commencing with the following period.

As a result of the adoption of the new accounting standard and the gain on the securities contributed, as noted above, in the year ended March 31, 2001, severance and retirement benefit expenses increased by ¥1,300 million and loss before income taxes increased by ¥5,958 million compared with what would have been recorded under the previous accounting standard.

(11) Allowance for Special Repairs

Blast furnaces and hot blast stoves, including related machinery and equipment, periodically require substantial component replacement and repair. The estimated future costs of such work are provided for and charged to income on a straight-line basis over the period to the date of the anticipated replacement and repair. The difference between such estimated costs and actual costs is charged or credited to income at the time the repairs take place.

For the year ended March 31, 2001, the Company reversed the allowances for special repairs, which exceeded the future revised cost of repairs to blast furnaces and hot blast stoves located in the Kakogawa Works and the Kobe Works. Reversal of the allowance for special repairs is shown in the accompanying consolidated statements of operations.

(12) Land Revaluation

Land for operations was revalued by certain consolidated subsidiaries in accordance with the Land Revaluation Law in the years ended 31st March, 2002 and 2001 and the revaluation amount, net of related taxes, is shown as a separate component of shareholders' equity.

(13) Provision for Restructuring Costs

The provision for restructuring costs is stated at the estimated loss on restructuring of discontinued operations at the end of the fiscal year.

(14) Translation of Foreign Currencies

Receivables and payables denominated in foreign currencies are translated into Japanese yen at the year-end rates. Prior to April 1, 2000, short-term and long-term receivables and payables denominated in foreign currencies were translated at historical rates.

Effective April 1, 2000, the Company and its consolidated domestic subsidiaries adopted the revised accounting standard for foreign currency translation, "Opinion Concerning Revision of Accounting Standard for Foreign Currency Translation", issued by the Business Accounting Deliberation Council on October 22, 1999 (the "Revised Accounting Standard"). Under the Revised Accounting Standard, receivables and payables denominated in foreign currencies are translated into Japanese yen at the year-end rate. The effect on the consolidated statement of operations of adopting the Revised Accounting Standard was immaterial.

Financial statements of consolidated overseas subsidiaries are translated into Japanese yen at the year-end rate, except that shareholders' equity accounts are translated at historical rates and statement of operations items resulting from transactions with the Company at the rates used by the Company.

Due to the adoption of the Revised Accounting Standard, the Company and its consolidated domestic subsidiaries report foreign currency translation adjustments in shareholders' equity (and minority interests). The prior year's amount was included in assets.

(15) Leases

Finance leases which do not transfer ownership and do not have bargain purchase provisions are accounted for in the same manner as operating leases by the Company and consolidated domestic subsidiaries.

(16) Cash and Cash Equivalents

In preparing the consolidated statements of cash flows, cash on hand, readily-available deposits and short-term highly liquid investments with maturities not exceeding three months at the time of purchase are considered to be cash and cash equivalents. See note 12.

(17) Hedge Accounting

The new accounting standard for financial instruments, effective from the year ended March 31, 2001, requires companies to state derivative financial instruments at fair value and to recognize changes in the fair value as gains or losses unless derivative financial instruments are used for hedging purposes.

If derivative financial instruments are used as hedges and meet certain hedging criteria, the Group defers recognition of gains or losses resulting from changes in fair value of derivative financial instruments until the related losses or gains on the hedged items are recognized.

Also, if interest rate swap contracts are used as hedges and meet certain hedging criteria, the net amount to be paid or received under the interest rate swap contract is added to or deducted from the interest on the assets or liabilities for which the swap contract was executed.

(18) Effect of Bank Holidays on March 31, 2002 and 2001

As financial institutions in Japan were closed on March 31, 2002 and 2001, ¥7,922 million ($59,452 thousand) in 2002 (¥8,662 million in 2001) of trade notes receivable and ¥8,090 million ($60,713 thousand) in 2002 (¥9,264 milloin in 2001) of trade notes payable maturing on March 31, 2002 and 2001 were settled on the following business days, April 1,2002 and April 2, 2001 and accounted for accordingly.

(19) Net Income (Loss) per 1,000 Shares

Computations of net income (loss) per 1,000 shares are based on the weighted average number of shares outstanding during the year.

3. Differences between Japanese Accounting Principles and International Accounting Standards

As stated in Note 1, there are differences between Japanese GAAP and International Accounting Standards ("IAS"). With respect to the consolidated financial statements, the Company has identified differences between Japanese GAAP and IAS including the significant items summarized below.

It has generally not been practicable to quantify the effects on net income of these differences in accounting policy and determine the additional disclosure required by IAS.

(1) Accounting Principles of Overseas Consolidated Subsidiaries

The Company consolidates the accounts of foreign subsidiaries based on their accounting records maintained in conformity with generally accepted accounting principles and practices prevailing in the respective countries of domicile. Under IAS 27, the accounting principles used in the financial statements of consolidated subsidiaries should be conformed to the accounting principles of the Group before such financial statements are consolidated.

(2) Leases

IAS 17 requires that finance leases be reflected in the lessee's accounts by recording an asset and liability equal to the lower of the net fair value of the leased property and the present value of the minimum lease payments. The asset should be depreciated and rentals apportioned between finance charges and reduction of the outstanding liability. As described in Note 2 (15), in Japan, finance leases may be accounted for in the same manner as operating leases. For the years ended March 31, 2002 and 2001, the Company had no finance leases that were required to be capitalized.

(3) Inventories

As noted in Note 2 (4), the Company and consolidated domestic subsidiaries value inventories at cost. IAS 2 requires that inventories be measured at the lower of cost and net realizable value. Furthermore, for determining the cost of certain inventories the Company applies the last-in, first-out (LIFO) method which is an allowed alternative treatment under IAS 2 for which additional disclosure is required.

(4) Employees' Severance and Retirement Benefits

As described in Note 2 (10), effective April 1, 2000, the Group adopted a new accounting standard for employees' severance and retirement benefits. Under the New Accounting Standard, the liabilities and expenses for severance and retirement benefits are determined based on the amounts actuarially calculated using certain assumptions. This New Accounting Standard is similar to IAS. However, under Japanese GAAP, a portion of the net transition obligation was expensed on transition through contribution of securities to the employees' retirement benefit trust. The balance is amortized on a straight-line method over 5 years. Under IAS 8 the net transition obligation should be recognized immediately or under IAS 19 as an expense on a straight-line basis over a maximum of 5 years.

4. Leases

Original lease obligations as lessee under non-capitalized finance leases at March 31, 2002 and 2001 were as follows:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2002	2001	2002
Buildings and structures	¥ 266	¥ 181	$ 1,996
Machinery and equipment	64,231	69,576	482,034
	¥64,497	¥69,757	$484,030

Future minimum lease payments as lessee under non-capitalized finance leases at March 31, 2002 and 2001 were as follows:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2002	2001	2002
Due within one year	¥10,410	¥12,315	$ 78,124
Due after one year	19,485	24,729	146,229
	¥29,895	¥37,044	$224,353
Lease expense for the years ended March 31	¥12,675	¥12,999	$ 95,122

Future minimum lease payments as lessee under operating leases at March 31, 2002 and 2001 were as follows:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2002	2001	2002
Due within one year	¥2,064	¥3,938	$15,490
Due after one year	3,554	2,647	26,671
	¥5,618	¥6,585	$42,161

Leased assets as lessor under finance leases, accounted for as operating leases, at March 31, 2002 and 2001 were as follows:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2002	2001	2002
Machinery and equipment	¥618	¥938	$4,638
Less accumulated depreciation	(433)	(251)	(3,250)
	¥185	¥687	$1,388

Future minimum lease payments receivable as lessor under finance leases, accounted for as operating leases, at March 31, 2002 and 2001 were as follows:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2002	2001	2002
Future minimum lease payments receivable:			
Due within one year	¥ 93	¥411	$ 698
Due after one year	186	429	1,396
	¥279	¥840	$2,094
Lease income for the years ended March 31	¥127	¥125	$ 953

Future minimum lease payments receivable as lessor under operating leases at March 31, 2002 and 2001 were as follows:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2002	2001	2002
Due within one year	¥ 299	¥ 358	$ 2,244
Due after one year	5,032	5,028	37,764
	¥5,331	¥5,386	$40,008

5. Securities

The following tables summarize acquisition costs, book values and fair values of securities with available fair values as of March 31, 2002 and 2001:

	Millions of yen						Thousands of U.S. dollars (Note 1)
	2002			2001			2002
	Book values	Fair values	Difference	Book values	Fair values	Difference	Difference
Held-to-maturity debt securities							
Securities with available fair values exceeding book values...	¥50	¥55	¥5	¥ 50	¥ 55	¥ 5	$38
Other securities	21	21	(0)	4,114	3,709	(405)	(0)
	¥71	**¥76**	**¥5**	**¥4,164**	**¥3,764**	**¥(400)**	**$38**

	Millions of yen			Millions of yen			Thousands of U.S. dollars (Note 1)
	Acquisition costs	Book values	Difference	Acquisition costs	Book values	Difference	Difference
Available-for-sale securities							
Securities with available book values exceeding acquisition costs:							
Equity securities............................	¥ 9,944	¥13,376	¥3,432	¥19,831	¥30,033	¥10,203	$25,756
Bonds	30	30	0	11	11	—	0
	9,974	13,406	3,432	19,842	30,044	10,203	25,756
Other securities:							
Equity securities............................	24,145	19,497	(4,648)	38,010	27,913	(10,097)	(34,882)
Bonds	50	37	(13)	18	17	(1)	(97)
	24,195	19,534	(4,661)	38,028	27,930	(10,098)	(34,979)
	¥34,169	**¥32,940**	**¥(1,229)**	**¥57,870**	**¥57,974**	**¥ 105**	**$ (9,223)**

The following table summarizes book values of securities with no available fair values as of March 31, 2002 and 2001:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2002	2001	2002
Held-to-maturity debt securities:			
Non-listed foreign securities	¥ —	¥ 8,341	$ —
Available-for-sale securities:			
Non-listed equity securities	20,772	17,692	155,887
Non-listed foreign equity securities denominated in yen	1,000	4,979	7,505
Non-listed foreign equity securities denominated in foreign currency	393	—	2,949
Money management fund	0	2,353	0

Available-for-sale securities with maturities and held-to-maturity debt securities mature as follows:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2002	2001	2002
Within one year	¥ 12	¥1,985	$ 90
Over one year but within five years	470	2,367	3,527
Over five year but within ten years	1,000	7,171	7,505
Over ten years	—	1,000	—

Sales of available-for-sale securities for the years ended March 31, 2002 and 2001 were as follows:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2002	2001	2002
Sales	¥10,615	¥23,629	$79,662
Gains on sales	4,019	12,582	30,161
Losses on sales	14	33	105

Sales of held-to-maturity securities for the year ended March 31, 2002 were as follows:

	Millions of yen	Thousands of U.S. dollars (Note 1)
Book values	¥8,004	$60,068
Sales	6,867	51,535
Net losses on sales	(1,137)	(8,533)

6. Derivative Transactions

The Group enters into forward currency exchange contracts and currency swap agreements to hedge the risk of changes in foreign currency exchange rates associated with transactions denominated in foreign currencies, interest rate swap agreements and cap agreements to hedge the risk related to interest on borrowings, and commodities forward contracts to hedge the risk of movements in market values of aluminum and copper.

The Group does not enter into derivative transactions for speculative purposes. However, the Group may be exposed to losses in case of movements in foreign currency exchange rates, interest rates and commodity market values and is exposed to credit risk in the event of non-performance by counterparties to derivative transactions.

The Company has established policies and controls to manage both market and credit risk, including using only highly-rated banks and trading companies as counterparties, hedging exposed positions, limits on transaction types and amounts, and reporting to management.

Forward currency exchange contracts and swap agreements outstanding at March 31, 2002 and 2001 were as follows:

	Millions of yen						Thousands of U.S. dollars (Note 1)
	2002			2001			2002
	Contracted amount	Fair value	Recognized gain (loss)	Contracted amount	Fair value	Recognized gain (loss)	Recognized gain (loss)
Foreign currency exchange contracts							
To sell foreign currencies:							
U.S. dollars	¥7,136	¥7,309	¥(173)	¥7,177	¥7,435	¥(258)	$(1,298)
Others	0	0	(0)	0	0	(0)	(0)
To buy foreign currencies:							
U.S. dollars	3,977	3,977	(0)	4,060	4,062	2	(0)
			¥(173)			¥(257)	$(1,298)

1. The fair values were estimated by multiplying the contracted foreign currency amount by the forward rate.
2. The above table does not include derivative transactions for which hedge accounting is applied and outstanding foreign exchange contracts which relate to foreign currency receivables and payables that are recorded in the balance sheet by the contracted foreign exchange rates at March 31, 2002 and 2001.

Interest rate swap agreements outstanding at March 31, 2002 and 2001 were as follows:

	Millions of yen				Thousands of U.S. dollars (Note 1)
	2002		2001		2002
	Contracted amount	Recognized gain (loss)	Contracted amount	Recognized gain (loss)	Recognized gain (loss)
Interest rate swap agreements					
To receive floating and pay fixed rates	¥ 2,938	¥ (79)	¥33,050	¥(1,806)	$ (593)
To receive fixed and to pay floating followed by fixed rates	60,000	(2,876)	60,000	(3,146)	(21,583)
		¥(2,955)		¥(4,952)	$(22,176)

1. The recognized gains (losses) were estimated by obtaining quotes from counterparty banks.
2. Hedge accounting was not applied to the derivative transactions in the above table at March 31, 2002 and 2001.

7. Short-Term Borrowings and Long-Term Debt

Short-term borrowings at March 31, 2002 and 2001 consisted of the following:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2002	2001	2002
Bank loans (average rate 1.2% in 2002, and 1.5% in 2001)	¥221,028	¥226,364	$1,658,747

Long-term debt at March 31, 2002 and 2001 consisted of the following:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2002	2001	2002
Floating rate (Libor plus 0.5%) notes due 2002	¥ 10,000	¥ 10,000	$ 75,047
Floating rate (Libor plus 0.75%) notes due 2003	2,000	2,000	15,009
Floating rate (Libor plus 0.95%) notes due 2004	4,440	5,208	33,321
Floating rate (20 year swap rate minus 2 year swap rate plus 1.2% per annum subject to minimum interest rate of 0.00% per annum) notes due 2007	10,000	10,000	75,047
1.12% to 6.2% yen bonds, due 2002 through 2012	348,248	326,707	2,613,493
Euro medium-term notes, due 2002 through 2005	10,220	17,259	76,698
Loans, principally from banks and insurance companies	536,218	587,167	4,024,150
	921,126	958,341	6,912,765
Less current portion	193,238	145,572	1,450,191
	¥727,888	¥812,769	$5,462,574

The aggregate annual maturities of long-term debt at March 31, 2002 were as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars (Note 1)
2003	¥193,238	$1,450,191
2004	176,426	1,324,023
2005	131,437	986,394
2006 and thereafter	420,025	3,152,157
	¥921,126	$6,912,765

At March 31, 2002 and 2001, assets pledged as collateral for short-term borrowings and long-term debt were as follows:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2002	2001	2002
Assets pledged as collateral			
Plant and equipment-net of accumulated depreciation	¥152,763	¥132,255	$1,146,439
Other assets	24,348	9,501	182,724
	¥177,111	¥141,756	$1,329,163
Secured short-term borrowings and long-term debt			
Bonds (includes due within 1 year)	¥ 7,278	¥ 11,348	$ 54,619
Short-term borrowings	29,912	27,692	224,480
Long-term borrowings	108,203	57,266	812,030
Other debt	—	247	—
	¥145,393	¥ 96,553	$1,091,129

With the start of operations of Shinko Kobe Power Inc. on April 1, 2002, the construction in progress account which includes the plant which is pledged at the end of March 2002 as collateral for a long-term loan. The cost of the predged asset is approximately ¥114 billion ($856 million).

8. Contingent Liabilities

At March 31, 2002 the Company and its consolidated domestic subsidiaries were contingently liable as follows:	Millions of yen	Thousands of U.S. dollars (Note 1)
Trade notes discounted	¥10,242	$ 76,862
Trade notes endorsed	556	4,173
Guarantees of loans		
Related parties	11,727	88,008
Others	4,740	35,572
	¥27,265	$204,615

Guarantees of loans include contingent guarantees and letters of awareness of ¥1,033 million ($7,752 thousand).

9. Stockholders' Equity

Under the Commercial Code of Japan, the entire amount of the issue price of shares is required to be accounted for as stated capital, although a company may, by resolution of its board of directors, account for an amount not exceeding one-half of the issue price of the new shares as additional paid-in capital.

The accompanying financial statements for the year ended March 31, 2002, reflect the appropriation of accumulated deficit for the year ended March 31, 2001, which was approved at the general stockholders' meeting held on June 28, 2001.

10. Selling, General and Administrative Expenses

Selling, general and administrative expenses for the years ended March 31, 2002 and 2001 can be analyzed as follows:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2002	2001	2002
Freight	¥ 31,099	¥ 35,055	$ 233,388
Employees' compensation	34,757	35,263	260,841
Research and development	7,592	8,999	56,976
Depreciation	4,686	4,415	35,167
Other	62,186	59,941	466,686
	¥140,320	¥143,673	$1,053,058

11. Income Taxes

Significant components of the Group's deferred income tax assets and liabilities as of March 31, 2002 and 2001 were as follows:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2002	2001	2002
Deferred income tax assets:			
Loss carryforwards	¥ 60,720	¥46,882	$455,685
Unrealized profit	24,548	43,359	184,225
Other	61,762	72,599	463,505
Total deferred income tax assets	147,030	162,840	1,103,415
Valuation allowance	(15,257)	(27,827)	(114,499)
Deferred income tax assets	131,773	135,013	988,916
Deferred income tax liabilities:			
Gain on merger	15,402	—	115,588
Deferred gains on sales of property	13,189	14,763	98,979
Other	14,330	15,814	107,542
Total deferred income tax liabilities	42,921	30,577	322,109
Net deferred income tax assets	¥88,852	¥104,436	$666,807

12. Consolidated Statements of Cash Flows

The reconcillations of cash and cash equivalents in the cash flow statements and balance sheets are as follows:

March 31, 2002 and 2001	Millions of yen		Thousands of U.S. dollars (Note 1)
	2002	2001	2002
Cash and cash equivalents (balance sheet)	¥115,900	¥123,631	$869,794
Time deposits (due over 3-month)	(633)	(835)	(4,751)
Repurchase agreements accounted for as short term loans receivable	5	1,037	38
Money management fund accounted for as marketable securities	20	2,354	150
Cash and cash equivalents (cash flow statement)	¥115,292	¥126,187	$865,231

Non-cash transactions-Finance leases calling for total payments of ¥34,359 millon ($257,854 thousand) were entered into in the year ended March 31, 2002.

Assets and liabilities of Nippon Koshuha Steel Co., Ltd, which became a newly acquired consolidated subsidiary in the year ended March 31, 2001 are as follows:

March 31, 2001	Millions of yen
Current assets	¥20,182
Fixed assets	25,224
Total assets	¥45,406
Current liabilities	¥22,546
Long-term liabilities	9,350
Total liabilities	¥31,896

Assets and liabilities of KMT Semiconductor Co., Ltd, which was excluded from consolidated subsidiaries for 2002, are as follows:

April 1, 2001	Millions of yen	Thousands of U.S. dollars (Note 1)
Current assets	¥19,794	$148,548
Fixed assets	52,908	397,058
Total assets	¥72,702	$545,606
Current liabilities	¥34,582	$259,527
Long-term liabilities	10,618	79,685
Total liabilities	¥45,200	$339,212

Assets and liabilities of Kobelco System Co., Ltd, which was excluded from consolidated subsidiaries for 2002, are as follows:

March 31, 2002	Millions of yen	Thousands of U.S. dollars (Note 1)
Current assets	¥ 8,233	$61,786
Fixed assets	1,459	10,949
Total assets	¥ 9,692	$72,735
Current liabilities	¥5,465	$41,013
Long-term liabilities	1,337	10,034
Total liabilities	¥ 6,802	$51,047

Assets and liabilities of Kobelco America, Inc which was excluded from consolidated subsidiaries for 2002, are as follows:

December 31, 2001	Millions of yen	Thousands of U.S. dollars (Note 1)
Current assets	¥11,503	$ 86,327
Fixed assets	1,962	14,724
Total assets	¥13,465	$101,051
Current liabilities	¥ 8,310	$ 62,364
Long-term liabilities	59	443
Total liabilities	¥ 8,369	$ 62,807

13. Related Party Transactions

Net sales include sales to Shinsho Corporation, which is an affiliate of the Company, of ¥155,244 million ($1,165,058 thousand) and ¥161,639 million for the years ended March 31, 2002 and 2001, respectively.

14. Employees' Severance and Retirement Benefits

As explained in Note 2(10), effective April 1, 2000, the Company and its consolidated domestic subsidiaries adopted the new accounting standard for employees' severance and retirement benefits, under which the liabilities and expenses for severance and retirement benefits are determined based on the amounts obtained by actuarial calculations.

The liability for severance and retirement benefits included in the liability section of the consolidated balance sheets as of March 31, 2002 and 2001 consists of the following:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2002	2001	2002
Projected benefit obligation	¥(219,937)	¥(265,091)	$(1,650,560)
Fair value of pension assets	134,498	123,969	1,009,366
Unrecognized net transition obligation	39,687	52,978	297,839
Unrecognized actuarial differences	19,140	15,844	143,640
Unrecognized prior service costs	(20,925)	—	(157,036)
Prepaid pension cost	(7,282)	(3,823)	(54,649)
Liability for severance and retirements benefits	¥ (54,819)	¥ (76,123)	$ (411,400)

Included in the consolidated statements of operations for the years ended March 31, 2002 and 2001 are severance and retirement benefit expenses comprised of the following:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2002	2001	2002
Service costs - benefits earned during the year	¥ 8,138	¥ 9,212	$ 61,074
Interest cost on projected benefit obligation	7,497	7,855	56,263
Expected return on plan assets	(3,152)	(3,185)	(23,655)
Amortization of net transition obligation	13,090	32,642	98,236
Amortization of actuarial differences	1,871	(9)	14,041
Amortization of prior service costs	(6,975)	—	(52,345)
Severance and retirement benefit expenses	¥20,469	¥46,515	$153,614

Notes

1. The estimated amount of all retirement benefits to be paid at future retirement dates is allocated equally to each service year using the estimated number of total service years.
2. The discount rates are 3.0% in 2002 and mainly 3.0% in 2001 and the rates of expected return on plan assets used by the Group are mainly 3.1% in 2002 and 2.0-3.1% in 2001.
3. During the year ended March 31, 2002, the Company changed the rules and regulations of post-employment benefit plans. As a result, the projected obligation decreased.

15. Segment Information

(1) Industry Segment

The Group's operations are divided into seven principal business segments: Iron and Steel, Aluminum and Copper, Machinery, Construction Machinery, Real Estate, and Other Businesses. Business segment information was as follows:

Years ended March 31, 2002 and 2001		Millions of yen		Thousands of U.S. dollars (Note 1)
		2002	2001	2002
Sales to outside customers:	Iron and Steel	¥ 476,023	¥ 532,366	$3,572,405
	Aluminum and Copper	256,030	270,454	1,921,426
	Machinery	223,457	224,192	1,676,976
	Construction Machinery	147,885	157,916	1,109,831
	Real Estate	40,063	52,583	300,660
	Other Businesses	54,556	135,580	409,426
	Consolidated net sales	1,198,014	1,373,091	8,990,724
Inter-segment sales:	Iron and Steel	10,360	11,247	77,749
	Aluminum and Copper	511	576	3,835
	Machinery	8,755	12,855	65,704
	Construction Machinery	420	476	3,152
	Real Estate	4,984	6,484	37,403
	Other Businesses	27,605	27,459	207,167
		52,635	59,097	395,010
Total sales:	Iron and Steel	486,383	543,613	3,650,154
	Aluminum and Copper	256,541	271,030	1,925,261
	Machinery	232,212	237,047	1,742,680
	Construction Machinery	148,305	158,392	1,112,983
	Real Estate	45,047	59,067	338,063
	Other Businesses	82,161	163,039	616,593
		1,250,649	1,432,188	9,385,734
Operating costs and expenses:	Iron and Steel	475,110	496,947	3,565,553
	Aluminum and Copper	248,573	258,591	1,865,463
	Machinery	228,501	235,361	1,714,829
	Construction Machinery	146,445	153,188	1,099,024
	Real Estate	37,095	45,443	278,386
	Other Businesses	81,306	135,268	610,176
	Eliminations	(54,515)	(58,111)	(409,116)
	Consolidated operating costs and expenses	1,162,515	1,266,687	8,724,315
Operating income:	Iron and Steel	11,273	46,666	84,601
	Aluminum and Copper	7,968	12,439	59,798
	Machinery	3,711	1,686	27,851
	Construction Machinery	1,860	5,204	13,959
	Real Estate	7,952	13,624	59,677
	Other Businesses	855	27,771	6,417
	Eliminations	1,880	(986)	14,106
	Consolidated operating income	¥ 35,499	¥ 106,404	$ 266,409

		Millions of yen		Thousands of U.S. dollars (Note 1)
		2002	2001	2002
Assets:	Iron and Steel	¥ 954,727	¥ 907,586	$ 7,164,931
	Aluminum and Copper	246,113	285,037	1,847,002
	Machinery	255,911	268,737	1,920,533
	Construction Machinery	180,720	169,427	1,356,248
	Real Estate	165,529	180,640	1,242,244
	Other Businesses	74,161	192,634	556,555
	Corporate and Eliminations	168,142	127,062	1,261,853
	Total	¥2,045,303	¥2,131,123	$15,349,366
Depreciation:	Iron and Steel	¥ 52,670	¥ 57,073	$ 395,272
	Aluminum and Copper	14,188	14,157	106,477
	Machinery	8,256	8,243	61,959
	Construction Machinery	3,229	3,165	24,233
	Real Estate	2,696	3,326	20,233
	Other Businesses	3,508	18,983	26,326
	Corporate and Eliminations	2,368	2,043	17,770
	Total	¥ 86,915	¥ 106,990	$ 652,270
Capital expenditures:	Iron and Steel	¥ 106,029	¥ 48,083	$ 795,715
	Aluminum and Copper	8,831	9,172	66,274
	Machinery	3,181	6,900	23,872
	Construction Machinery	4,812	9,121	36,113
	Real Estate	7,215	3,048	54,146
	Other Businesses	1,564	10,296	11,737
	Corporate and Eliminations	788	237	5,914
	Total	¥ 132,420	¥ 86,857	$ 993,771

Corporate assets

Corporate amounts are mainly the common accounts of the head office which cannot be allotted to each segment. Corporate assets, including mainly cash, time deposits and securities, at March 31, 2002 and 2001 are ¥269,468 million ($2,022,274 thousand) and ¥232,810 million, respectively.

Segment change

The Company adopts the method of determining the segment of each subsidiary according to the "Internal Company" to which it belongs. Since "Electronics and Information" decreased in its significance through the sale of securities of KMT Semiconductor Co. Ltd., it is included in "Other Businesses". The amounts for the previous year "2001" in the above table were reclassified. Unreclassified amounts for the previous year "2001" were as follows:

Year ended March 31, 2001		Millions of yen
		2001
Sales to outside customers:	Iron and Steel	¥ 532,366
	Aluminum and Copper	270,454
	Machinery	224,192
	Construction Machinery	157,916
	Electronics and Information	115,638
	Real Estate	52,583
	Other Businesses	19,942
	Consolidated net sales	1,373,091
Inter-segment sales:	Iron and Steel	11,247
	Aluminum and Copper	576
	Machinery	12,855
	Construction Machinery	476
	Electronics and Information	9,839
	Real Estate	6,484
	Other Businesses	18,724
		60,201
Total sales:	Iron and Steel	543,613
	Aluminum and Copper	271,030
	Machinery	237,047
	Construction Machinery	158,392
	Electronics and Information	125,477
	Real Estate	59,067
	Other Businesses	38,666
		1,433,292
Operating costs and expenses:	Iron and Steel	496,947
	Aluminum and Copper	258,591
	Machinery	235,361
	Construction Machinery	153,188
	Electronics and Information	99,444
	Real Estate	45,443
	Other Businesses	36,941
	Eliminations	(59,228)
	Consolidated operating costs and expenses	1,266,687
Operating income:	Iron and Steel	46,666
	Aluminum and Copper	12,439
	Machinery	1,686
	Construction Machinery	5,204
	Electronics and Information	26,033
	Real Estate	13,624
	Other Businesses	1,725
	Eliminations	(973)
	Consolidated operating income	¥ 106,404

		Millions of yen
		2001
Assets:	Iron and Steel	¥ 907,586
	Aluminum and Copper	285,037
	Machinery	268,737
	Construction Machinery	169,427
	Electronics and Information	104,552
	Real Estate	180,640
	Other Businesses	88,581
	Corporate and Eliminations	126,563
	Total	¥2,131,123
Depreciation:	Iron and Steel	¥ 57,073
	Aluminum and Copper	14,157
	Machinery	8,243
	Construction Machinery	3,165
	Electronics and Information	17,838
	Real Estate	3,326
	Other Businesses	1,145
	Corporate and Eliminations	2,043
	Total	¥ 106,990
Capital expenditures:	Iron and Steel	¥ 48,083
	Aluminum and Copper	9,172
	Machinery	6,900
	Construction Machinery	9,121
	Electronics and Information	9,403
	Real Estate	3,048
	Other Businesses	893
	Corporate and Eliminations	237
	Total	¥ 86,857

(2) Geographic Area

Years ended March 31, 2002 and 2001

		Millions of yen		Thousands of U.S. dollars (Note 1)
		2002	2001	2002
Sales to outside customers:	Japan	¥1,083,359	¥1,249,536	$8,130,274
	Asia	25,591	22,741	192,053
	North America	47,379	52,898	355,565
	Other areas	41,685	47,916	312,832
	Total	1,198,014	1,373,091	8,990,724
Inter-segment sales:	Japan	33,385	36,506	250,544
	Asia	1,284	1,138	9,636
	North America	2,101	1,512	15,767
	Other areas	296	45	2,222
	Total	37,066	39,201	278,169
Total sales:	Japan	1,116,744	1,286,042	8,380,818
	Asia	26,875	23,879	201,689
	North America	49,480	54,410	371,332
	Other areas	41,981	47,961	315,054
	Total	1,235,080	1,412,292	9,268,893
Operating costs and expenses:	Japan	1,085,140	1,180,963	8,143,640
	Asia	26,271	23,377	197,156
	North America	48,284	52,402	362,356
	Other areas	40,413	48,473	303,287
	Eliminations	(37,593)	(38,528)	(282,124)
	Total	1,162,515	1,266,687	8,724,315
Operating income:	Japan	31,604	105,079	237,178
	Asia	604	502	4,533
	North America	1,196	2,008	8,976
	Other areas	1,568	(512)	11,767
	Eliminations	527	(673)	3,955
	Total	¥ 35,499	¥ 106,404	$ 266,409
Assets:	Japan	¥1,700,758	¥1,797,617	$12,763,662
	Asia	29,046	26,001	217,981
	North America	43,770	58,414	328,480
	Other areas	55,196	69,764	414,229
	Corporate and eliminations	216,533	179,327	1,625,014
	Total	¥2,045,303	¥2,131,123	$15,349,366

Principal countries and areas in each segment are:
Asia ....Singapore, Malaysia, Thailand, Hong Kong
North America ...United States, Canada
Other areas ....Netherlands, Australia

Corporate assets of ¥269,468 million ($2,022,274 thousand) and ¥232,810 million at March 31, 2002 and 2001, respectively, are comprised principally of bank and time deposits and assets of administration departments of the Company.

(3) Overseas Sales

Overseas sales for the years ended March 31, 2002 and 2001 were as follows:

		Percentages of 2002 consolidated net sales	Millions of yen		Thousands of U.S. dollars (Note 1)
			2002	2001	2002
Overseas Sales:	Asia	10.3%	¥123,202	¥172,808	$924,593
	North America	4.3%	52,028	75,605	390,454
	Other areas	5.1%	60,570	61,706	454,559
	Total	19.7%	¥235,800	¥310,119	$1,769,606

Overseas sales consisted of export sales of the Company and domestic consolidated subsidiaries, and sales of overseas consolidated subsidiaries excluding sales to Japan.

Principal countries and areas in each segment are:
Asia.....................China, Taiwan, South Korea, Malaysia, Indonesia
North America...United States, Canada
Other areas ....Venezuela, Australia

Report of Independent Certified Public Accountants

To the Board of Directors and Stockholders of
Kobe Steel, Ltd.

We have audited the accompanying consolidated balance sheets of Kobe Steel, Ltd. (a Japanese corporation) and subsidiaries at March 31, 2002 and 2001 and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended, expressed in Japanese yen. Our audits were made in accordance with generally accepted auditing standards in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures, as we considered necessary in the circumstances.

In our opinion, the consolidated financial statements referred to above present fairly the consolidated financial position of Kobe Steel, Ltd. and subsidiaries as of March 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Japan (Note 1), applied on a consistent basis during the periods, except for the new accounting policies as noted in the following paragraph.

As described in Notes 2. (3), (10), (14) and (17), in the year ended March 31, 2001, Kobe Steel, Ltd. and subsidiaries adopted new accounting standards for securities, retirement benefits, foreign currency translation and derivatives and hedge accounting.

Also, in our opinion, the U.S. dollar amounts in the accompanying consolidated financial statements have been translated from Japanese yen on the basis set forth in Note 1.

Asahi & Co.

Osaka, Japan
June 26, 2002

General Information

Authorized and Issued Share Capital

The authorized share capital of the Company, as defined in the Articles of Incorporation, is 6,000,000,000 shares of common stock. At March 31, 2002, a total of 2,867,549,861 shares were in issue.

Principal Stockholders

At March 31, 2002, the seven largest stockholders of the Company were as follows:

	Thousands of shares	Percent of shares issued
Nippon Life Insurance Company	169,175	5.9%
The Dai-ichi Kangyo Bank, Limited*[1]	104,681	3.7%
UFJ Bank Limited	104,503	3.6%
Sumitomo Mitsui Banking Corporation	85,256	3.0%
The Mitsubishi Trust and Banking Corporation	76,238	2.7%
Nissho Iwai Corporation	73,437	2.6%
The Yasuda Trust and Banking Company, Limited*[2]	66,458	2.3%
TOTAL	679,757	23.7%

*[1]Mizuho Corporate Bank, Ltd., from April 1, 2002
*[2]Mizuho Asset Trust & Banking Co., Ltd., from April 1, 2002

Directors' and Corporate Auditors' Stockholdings

The following is a list of the directors and corporate auditors with their stockholdings in the Company at June 26, 2002.
At the same date, the directors and corporate auditors owned a total of 881,449 shares in the Company.

	Number of shares owned		Number of shares owned		Number of shares owned
Masahiro Kumamoto	203,560	Hiroshi Sato	97,000	Hirokatsu Yokoyama	87,729
Koshi Mizukoshi	165,000	Toru Asaoka	48,000	Katsuyuki Matsumoto	30,660
Tsuguto Moriwaki	93,500	Takashi Matsutani	39,000	Shigetake Ogata	7,000
Yasuo Inubushi	93,000			Taku Morota	17,000

Principal Consolidated Subsidiaries

Iron and Steel

Domestic

Hanshin Yosetsu Kizai Co., Ltd.
Kobe Special Tube Co., Ltd.
Kobelco Logistics, Ltd.
Kobelco Marine Engineering Co., Ltd.
Nippon Koshuha Steel Co., Ltd.
Sakai Steel Sheets Works, Ltd.
Shinko Actec Co., Ltd.
Shinko Bolt, Ltd.
Shinko Kakogawa Koun Co., Ltd.
Shinko Kenzai, Ltd.
Shinko Kohan Kako, Ltd.
Shinko Mex Co., Ltd.
Shinko Shearex Chugoku Co., Ltd.
Shinko Shearex Co., Ltd.
Shinko Slag Products Co., Ltd.
Shinko Sohgo Service Ltd.
Shinko Taseto Co., Ltd.
Shinko Welding Service Co., Ltd.

Overseas

Kobe Coating Company
Kobe MIG Wire (Thailand) Co., Ltd.
Kobe Steel Asia Pte. Ltd.
Kobe Technologies Proprietary, Inc.
Kobe Welding (Singapore) Pte. Ltd.
Kobelco Metal Powder of America, Inc.
Kobelco Welding of America Inc.
Kobelco Welding of Europe B.V.

Aluminum and Copper

Domestic

Daido Light Metal Industry Co., Ltd.
Hatano Pipe Center, Ltd.
Leadmikk, Ltd.
Shinko Fab Tech, Ltd.
Shinko Metal Products Co., Ltd.
Shinko Moka Sohgo Service Ltd.
Shinko-North Co., Ltd.
Sun Aluminium Industries, Ltd.

Overseas

Kobe Aluminium (Australia) Pty. Ltd.
Kobe Aluminium Canada Inc.
Kobe Aluminum Cayman Inc.
Kobe Leadframe Singapore Pte. Ltd.
Kobe Precision, Inc.
Kobe Precision Technology Sdn. Bhd.
Singapore Kobe Pte. Ltd.

Machinery

Domestic

Industrial Services International
Kobelco Compressors Corporation
Kobelco Sanki Service Co., Ltd.
Shinko Airtech, Ltd.
Shinko Engineering Co., Ltd.
Shinko I.E. Tech Co., Ltd.
Shinko Inspection & Service Co., Ltd.
Shinko Pantec Co., Ltd.
Shinko Plant Construction Co., Ltd.
Shinko Techno Engineering Co., Ltd.
Shinwa Wood Works, Ltd.

Overseas

Bimarco AG
Kobelco Compressors (America), Inc.
Kobelco Machinery Asia Pte. Ltd.
Kobelco Stewart Bolling, Inc.
Midrex Enterprises Inc.
Operaciones al Sur del Orinoco, C.A.

Construction Machinery

Domestic

Kobelco Construction Machinary Co., Ltd.

Real Estate

Domestic

Jikurefu Service, Ltd.
Kobelco Development Co., Ltd.
Shinko Care Life Co., Ltd.
Shinko Kosan Building Service, Ltd.
Shinko Kosan Kensetu Co., Ltd.

Other Businesses

Domestic

Genesis Technology Inc.
Japan Magnet Technology Inc.*[1]
Kobelco Office Service Co., Ltd.*[2]
Kobelco Personnel Co., Ltd.
Kobelco PR Center Co., Ltd.*[2]
Kobelco Research Institute, Inc.
Shinko Human Create Co., Ltd.
Shinko Industrial Co., Ltd.
Shinko Research Co., Ltd.
Shinko Travel Service Co., Ltd.*[2]
Twin Foods Co., Ltd.

Overseas

Kobe Professional Service Inc.
Kobe Steel International (America) Inc.
Kobe Steel International (USA) Inc.
Kobe Steel USA Holdings Inc.
Kobe Steel USA Inc.

*[1]Japan Magnet Technology Inc. changed its name to Japan Superconductor Technology Inc.

*[2]Kobelco Office Service Co., Ltd, Kobelco PR Center Co., Ltd and Shinko Travel Service Co., Ltd. merged into Kobelco Business support Co., Ltd on July 1, 2002.

Domestic and Overseas Offices

Head Offices

Tokyo Head Office

9-12, Kita-Shinagawa 5-chome, Shinagawa-ku,
TOKYO, 141-8688 JAPAN
Tel: (03) 5739-6000 Fax: (03) 5739-6903

Kobe Head Office

Shinko Building,
10-26, Wakinohamacho 2-chome, Chuo-ku,
Kobe, HYOGO, 651-8585 JAPAN
Tel: (078) 261-5111 Fax: (078) 261-4123

Branch Offices

Osaka

Midosuji Mitsui Building,
1-3, Bingomachi 4-chome, Chuo-ku,
Osaka, OSAKA, 541-8536 JAPAN
Tel: (06) 6206-6111 Fax: (06) 6206-6101

Nagoya

Sumitomo Seimei Nagoya Building,
14-19, Meieki Minami 2-chome, Nakamura-ku,
Nagoya, AICHI, 450-0003 JAPAN
Tel: (052) 584-6111 Fax: (052) 584-6105

Sales Offices

Hokkaido (Sapporo)
Tohoku (Sendai)
Niigata (Niigata)
Hokuriku (Toyama)
Shikoku (Takamatsu)
Chugoku (Hiroshima)
Kyushu (Fukuoka)

Overseas Offices and Contacts

New York

Kobe Steel USA Inc.
535 Madison Avenue,
New York, NY 10022, U.S.A.
Tel: (212) 751-9400 Fax: (212) 308-3116

Detroit

Kobe Steel USA Inc.
1000 Town Center, Suite 340,
Southfield, MI 48075, U.S.A.
Tel: (248) 827-7757 Fax: (248) 827-7759

Singapore

Kobe Steel Asia Pte. Ltd.
79 Anson Road, #15-02
Singapore 079906,
REPUBLIC OF SINGAPORE
Tel: 6221-6177 or 6221-6178 Fax: 6225-6631

Hong Kong

Kobe Steel Asia Pte. Ltd.
Room1604, MassMutual Tower,
38 Gloucester Road,
Wanchai, HONG KONG
Tel: 2865-0040 Fax: 2520-6347

Bangkok

Kobe Steel, Ltd.
Bangkok Representative Office
10th Floor, Sathorn Thani Tower II
92/23 North Sathorn Road
Khwaeng Silom, Khet Bangrak, Bangkok 10500
KINGDOM OF THAILAND
Tel:(02) 636-8971 to 8974 Fax:(02) 636-8675

Beijing

Kobe Steel, Ltd.
Beijing Representative Office
Unit 1706, Bldg. A, The Lucky Tower
No. 3 North Dongsanhuan Road,
Chaoyang District, Beijing 100027,
PEOPLE'S REPUBLIC OF CHINA
Tel:(010) 6461-8491 Fax:(010) 6461-8490

Shanghai

Kobe Steel, Ltd.
Shanghai Representative Office
Room 14, F2, Jiushi Fuxin Mason
No.918 Huai Hai Zhong Lu, Shanghai 200020
PEOPLE'S REPUBLIC OF CHINA
Tel:(021)6415-4977 Fax:(021)6415-9409

Investor Information (As of March 31, 2002)

Founded: September 1905
Incorporated: June 1911
Employees: 9,674 (Consolidated 26,978)
Fiscal Year: April 1 — March 31
General Meeting: The ordinary general meeting of the Company's stockholders is usually held in Kobe, Japan in June of each year.

Distribution of Shares:

	Number of stockholders	Thousands of shares
Japanese financial institutions	192	1,098,674
Japanese securities companies	158	19,224
Other Japanese corporations	2,523	511,512
Japanese individuals and others	273,207	1,161,577
Foreign investors	285	76,563
TOTAL	276,365	2,867,550

Common Stock Price Range:



(Yen)
(Tokyo Stock Exchange)
300
200
100
0
243
149
151
91
121
84
100
70
119
88
99
58
77
64
71
59
92
58
64
43
FY1997
FY1998
FY1999
FY2000
FY2001
First Half
Second Half

Listings and Quotations: Kobe Steel is listed on the Tokyo Stock Exchange, the Osaka Securities Exchange and the three other exchanges in Japan. Overseas, the Company's shares are listed on the London Stock Exchange. American Depositary Receipts for common stock are traded over the counter in the United States.

Depositary for American Depositary Receipts:
The Bank of New York Company, Inc.
101 Barclay Street, New York, NY 10286, U.S.A.
Tel: (212) 815-2042 (U.S. toll free: 888-269-2377)
URL: http://www.adrbny.com

Public Notices:
The Nihon Keizai Shimbun
The Kobe Shimbun

Transfer Agent & Office:
The Mitsubishi Trust & Banking Corporation
11-1, Nagata-cho 2-chome, Chiyoda-ku, TOKYO 100-8212, JAPAN

Independent Auditors:
Asahi & Co.
8-47, Kakuta-cho, Kita-ku, OSAKA 530-8345, JAPAN

Information:
Japan
IR Group
Corporate Planning Department
Kobe Steel, Ltd.
9-12, Kita-Shinagawa 5-chome,
Shinagawa-ku, TOKYO 141-8688, JAPAN
Tel: (03) 5739-6043 Fax: (03) 5739-5973
U.S.A.
Kobe Steel USA Inc.
535 Madison Avenue, New York, NY 10022, U.S.A.
Tel: (212) 751-9400 Fax: (212) 308-3116

E-mail: www-admin@kobelco.co.jp

URL: http://www.kobelco.co.jp

KOBE STEEL, LTD.